Prospectus: May 1, 2000

Ensemble SL

JPF Separate Account C

Flexible Premium Variable Survivorship Life Insurance Policy On The Lives Of Two Insureds

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
One Granite Place Concord, New Hampshire 03301 800-258-3648

This Prospectus describes the Ensemble Survivorship Life Insurance Policy ("Ensemble SL" or "the Policy"), a flexible premium variable life insurance policy on the lives of two Insureds, issued and underwritten by Jefferson Pilot Financial Insurance Company ("we" or "JP Financial" or "the Company"). The Policy provides life insurance and pays a benefit, as described in this Prospectus, upon surrender or Second Death. The Policy allows flexible premium payments, Policy Loans, Withdrawals, and a choice of two Death Benefit Options. Your account values may be invested on either a fixed or variable or combination of fixed and variable basis. You may allocate your Net Premiums to JPF Separate Account C ("Separate Account C"), and/or the General Account, or both Accounts. The Divisions of Separate Account C support the benefits provided by the variable portion of the Policy. The Accumulation Value allocated to each Division is not guaranteed and will vary with the investment performance of the associated Fund. Net Premiums allocated to the General Account will accumulate at rates of interest we determine; such rates will not be less than 4% per year. Your Policy may lapse if the Cash Value is insufficient to pay a Monthly Deduction. For the first five Policy Years, however, if you pay the Minimum Annual Premium, your Policy will not lapse, regardless of changes in the Accumulation Value. We will send premium reminder notices for Planned Premiums and for premiums required to continue the Policy in force. If the Policy lapses, you may reinstate it.

The Policy has a free look period during which you may return the Policy. We will refund your Premium (See "Right of Policy Examination").

This Prospectus also describes the Divisions used to fund the Policy through Separate Account C. Each Division invests exclusively in one of the following Portfolios:

JPVF International Equity Portfolio
JPVF World Growth Stock Portfolio
JPVF Global Hard Assets Portfolio
JPVF Emerging Growth Portfolio
JPVF Capital Growth Portfolio
JPVF Small Company Portfolio
JPVF Growth Portfolio
JPVF S&P 500 Index Portfolio
JPVF Value Portfolio
JPVF Balanced Portfolio
JPVF High Yield Bond Portfolio
JPVF Money Market Portfolio
Fidelity VIP Growth Portfolio
Fidelity VIP Equity-Income Portfolio
Fidelity VIP II Contrafund Portfolio
MFS Research Series
MFS Utilities Series
Oppenheimer Strategic Bond Fund/VA
Oppenheimer Bond Fund/VA
Templeton International Securities Fund

Not all Divisions may be available under all Policies or in all jurisdictions. You may obtain the current Prospectus and Statement of Additional Information ("SAI") for any of the Portfolios by calling (800) 258-3648 x7719.

Replacing existing insurance or supplementing an existing flexible premium variable life insurance policy with the Policy may not be to your advantage.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE FUNDS. BOTH THIS PROSPECTUS AND THE UNDERLYING FUND PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Ensemble SL insurance policies and shares of the funds are not deposits or obligations of or guaranteed by any bank. They are not federally insured by the FDIC or any other government agency. Investing in the contracts involves certain investment risks, including possible loss of principal invested.

THIS PROSPECTUS AND OTHER INFORMATION ABOUT JPF SEPARATE ACCOUNT C REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION CAN BE FOUND IN THE SEC'S WEB SITE AT http://www.sec.gov.

table of contents

This prospectus does not constitute an offer in any jurisdiction in which such offering may not be lawfully made. No dealer, salesman or other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus, and, if given or made, such other information or representations must not be relied upon. The purpose of this variable life insurance policy is to provide insurance protection. Life insurance is a long-term investment. Policyowners should consider their need for insurance coverage and the policy's long-term investment potential. No claim is made that the policy is any way similar or comparable to an investment in a mutual fund.

definitions

Accumulation Value: The total amount that a Policy provides for investment plus the amount held as collateral for Policy Debt.

Age: The Insureds' ages at their nearest birthdays.

Allocation Date: The date when we place the initial Net Premium in the Divisions and the General Account as you instructed in the application. The Allocation Date is the later of: 1) 25 days from the date we mail the Policy to the agent for delivery to you; or 2) the date we receive from you all administrative items needed to activate the Policy.

Attained Age: The respective ages of the Insureds at the last Policy Anniversary.

Beneficiary: The person you designate in the application to receive the Death Benefit proceeds. If changed, the Beneficiary is as shown in the latest change filed with us. If no Beneficiary survives either Insured, you or your estate will be the Beneficiary. The Beneficiary's interest may be subject to that of any assignee.

Cash Value: The Accumulation Value less any Surrender Charge. This amount less any Policy Debt is payable to the Policyowner on surrender of the Policy.

Code: The Internal Revenue Code of 1986, as amended.

Company: Jefferson Pilot Financial Insurance Company.

Cost of Insurance: A charge related to our expected mortality cost for your basic insurance coverage under the Policy, not including any supplemental benefit provision that you may elect through a Policy rider.

Cumulative Minimum Premium: An amount equal to the Minimum Annual Premium divided by 12 and multiplied by the number of completed policy months.

Date of Receipt: Any Company business day, prior to 4:00 p.m. Eastern time, on which a notice or premium payment is received at our home office.

Death Benefit: The amount which is payable on the Second Death, adjusted as provided in the Policy.

Death Benefit Options: Either of the two methods for determining the Death Benefit.

Division: A separate division of Separate Account C which invests only in the shares of a specified Portfolio of a Fund.

Fund: An open-end management investment company whose shares are purchased by the Separate Account to fund the benefits provided by the Policy.

General Account: A non-variable funding option available in the Policy that guarantees a minimum interest rate of 4% per year.

Grace Period: The 61-day period beginning on the Monthly Anniversary Day on which the Policy's Cash Value less any Policy Debt is insufficient to cover the current Monthly Deduction, unless the cumulative minimum premium requirement has been met. The Policy will lapse without value at the end of the 61-day period unless we receive a sufficient payment.

Home Office: Our principal executive offices at One Granite Place, Concord, New Hampshire 03301.

Insureds: The two persons on whose lives the Policy is issued.

Issue Age(s): The Age of each Insured on the Policy's Issue Date.

Issue Date: The effective date on which coverage begins under the Policy.

Load Basis Amount: A rate per $1,000 of Specified Amount to which the Acquisition Charge applies and which varies by sex, Issue Ages, rating class of the Insureds and Specified Amount.

Loan Value: Generally, 90% of the Policy's Cash Value on the date of a loan.

Minimum Annual Premium: The amount of premium to assure that the Policy remains in force for at least 5 Policy Years from the Issue Date even if the Surrender Value is insufficient to satisfy the current Monthly Deduction.

Monthly Anniversary Date: The same day in each month as the Policy Date.

Net Premium: The gross premium less a 2.5% State Premium Tax Charge and a 1.25% Federal DAC Tax Charge.

Policy: The life insurance contract described in this Prospectus.

Policy Date: The date set forth in the Policy and from which policy years, policy months and policy anniversaries will be determined. If the Policy Date should fall on the 29th, 30th or 31st of a month, the Policy Date will be the 28th of such month. You may request the Policy Date. If you do not request a date, it is the date the Policy is issued.

Policy Debt: The sum of all unpaid policy loans and accrued interest thereon.

Portfolio: A separate investment series of one of the Funds.

Proof of Death: One or more of: a) a copy of a certified death certificate; b) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; c) a written statement by a medical doctor who attended the Insured; or d) any other proof satisfactory to us.

Second Death: Death of the Surviving Insured.

SEC: Securities and Exchange Commission.

Separate Account C: JPF Separate Account C, a separate investment account we established for the purpose of funding the Policy.

Specified Amount: The amount you choose at application, which may subsequently be decreased, and used in determining the Death Benefit.

State: Any State of the United States, the District of Columbia, Puerto Rico, Guam, the Virgin Islands or any other possession of the United States.

Surrender Charge: An amount retained by us upon the Surrender of the Policy, a Withdrawal or a decrease in Specified Amount.

Surrender Value: Cash Value less any Policy Debt.

Surviving Insured: The Insured living after one of the Insureds dies.

Target Premium: The premium from which first year commissions will be determined and which varies by sex, Issue Ages, rating class of the Insureds and Specified Amount.

Valuation Date: The date and time at which the Accumulation Value of a variable investment option is calculated. Currently, this calculation occurs after the close of business of the New York Stock Exchange on any normal business day, Monday through Friday, that the New York Stock Exchange and the Company are open. In addition to being closed on all federal holidays, we will also be closed on Good Friday, the Friday following Thanksgiving and the day before or following Christmas.

Valuation Period: The period of time from between two successive Valuation Dates, beginning at the close of regular trading on the New York Stock Exchange on each Valuation Date, and ending at the close of regular trading on the New York Stock Exchange on the next succeeding Valuation Date.

Younger Insured's Attained Age 100: The Policy anniversary on which the younger insured would be Attained Age 100, regardless of whether he or she is still alive.

policy summary

This Prospectus describes a flexible premium variable life insurance policy issued on the lives of two Insureds. The Policy provides life insurance and pays a benefit (subject to adjustment under the Policy's Age and/or Sex, Suicide and Incontestability, and Grace Period provisions) upon surrender or Second Death. The Policy allows flexible premium payments, Policy Loans, Withdrawals and a choice of two Death Benefit Options. Account values may be either fixed or variable or a combination of fixed and variable.

Charges and fees will be assessed against premium payments, Accumulation Value, the Separate Account, the underlying Funds and upon surrender or decrease in Specified Amount.

You must purchase your variable life insurance policy from a registered representative. The Policy,

the initial application on the Insureds, any subsequent applications and any riders constitute the entire contract.

At the time of application, you must choose a Death Benefit Option, decide on the amount of premium and determine how to allocate Net Premiums. You may elect to supplement the benefits afforded by the Policy through the addition of riders we make available.

The proceeds payable upon the Second Death depend on the Death Benefit Option chosen. Under Option 1 the Death Benefit equals the current Specified Amount. Under Option 2, the Death Benefit equals the current Specified Amount plus the Accumulation Value on the date of death. The Death Benefit proceeds will be reduced by repayment of any outstanding Policy Debt.

Although the Policy is designed to allow flexible premiums, you must pay sufficient premiums to continue the Policy in force. An initial premium, based on Issue Age(s), underwriting class(es) and Specified Amount must be paid at issue. No premium payment may be less than $250 ($50 for electronic fund transfers). Premium reminder notices will be sent for Planned Premiums and for premiums required to continue the Policy in force. Should your Policy lapse, you may reinstate it.

You may allocate your Net Premiums to the Separate Account, the General Account or both Accounts. Net Premiums allocated to the Separate Account must be allocated to one or more of the Divisions of the Separate Account and allocations must be in whole percentages. The variable portion of the Policy is supported by the Divisions you choose and will vary with the investment performance of the associated Portfolios. Net Premiums allocated to the General Account will accumulate at rates of interest we determine. The effective rate of interest will not be less than 4% per year.

the separate account

The Separate Account underlying the Policy is JPF Separate Account C. Amounts allocated to the Separate Account are invested in the Portfolios. Each Portfolio is a series of an open-end management investment company (mutual fund) whose shares are purchased by the Separate Account to fund the benefits provided by the Policy. The Portfolios, including their investment objectives and their investment advisers, are described in this Prospectus. Complete descriptions of the Portfolios' investment objectives and restrictions and other material information relating to the Portfolios are contained in the Portfolios' prospectuses, which are delivered with this Prospectus.

Separate Account C was established under New Hampshire law on August 4, 1993. Under New Hampshire Insurance Law, the income, gains or losses of the Separate Account are credited without regard to the other income, gains or losses of the Company. These assets are held for our variable life insurance policies. Any and all distributions made by the Portfolios with respect to shares held by the Separate Account will be reinvested in additional shares at net asset value. The assets maintained in the Separate Account will not be charged with any liabilities arising out of any other business we conduct. We are, however, responsible for meeting the obligations of the Policy to you.

No stock certificates are issued to the Separate Account for shares of the Portfolios held in the Separate Account. Ownership of Portfolio shares is documented on the books and records of the Portfolios and of the Company for the Separate Account.

The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 and meets the definition of separate account under the federal securities laws. Such registration does not involve any approval or disapproval by the Commission of the Separate Account or our management or investment practices or policies. We do not guarantee the Separate Account's investment performance.

Divisions. The Policies presently offer twenty Divisions but may add or delete Divisions. You may invest in a total of 17 Divisions over the life of the Policy. Each Division will invest exclusively in shares of a single Portfolio.

▶CHARGES & FEES ASSESSED AGAINST PREMIUM

Premium Charges

Before a premium is allocated to any of the Divisions of Separate Account C and the General Account, we will deduct a state premium tax charge of 2.5% (which represents an average of actual premium taxes imposed) unless otherwise required by state law (2.35% in California). We may impose the premium tax charge in states which do not themselves impose a premium tax. The state premium tax charge reimburses us for taxes we pay to states and municipalities in which the Policy is sold. The amount of tax assessed by a state or municipality may be more or less than the charge. We will also deduct a federal income tax charge of 1.25% ("Federal DAC Tax Charge") which reimburses us for our increased federal tax liability under the federal tax laws. We have determined that these state and federal tax charges are reasonable in relation to our tax liability, but subject to state law, we reserve the right to increase these tax charges due to changes in the state or federal tax laws that increase our tax liability.

▶CHARGES & FEES ASSESSED AGAINST ACCUMULATION VALUE

Charges and fees assessed against the Policy's Accumulation Value can be deducted from any one of the Divisions, the General Account, or pro rata from each of the Divisions and the General Account. If you do not designate one Division, the charges will be deducted pro rata from each of the Divisions and the General Account.

Monthly Deduction

On each Monthly Anniversary Date and on the Policy Date, we will deduct from the Policy's Accumulation Value an amount to cover certain expenses associated with start-up and maintenance of the Policy, administrative expenses, the cost of insurance for the Policy and any optional benefits added by rider.

The Monthly Deduction equals:

i) the Cost of Insurance for the Policy (as described below), plus

ii) a Monthly Administrative Fee of $10, plus

iii) a monthly Unit Expense Charge of .05 per $1,000 of Specified Amount in Policy Years 1 through 10 (not less than $15 per month), and .02 per $1,000 of Specified Amount in Policy Years 11 and thereafter (not to exceed $50 per month or go below $15 per month), plus

iv) a monthly Acquisition Charge during the first two Policy Years equal to 2% of Load Basis Amount per month in Policy Year 1 and 1% of Load Basis Amount per month in Policy Year 2, plus

v) the cost of optional benefits provided by rider.

Cost of Insurance. The Cost of Insurance charge is related to our expected mortality cost for your basic insurance coverage under the Policy, not including any supplemental benefit provisions that you may elect through a Policy rider.

The Cost of Insurance charge equals (i) multiplied by the result of (ii) minus (iii) where:

i) is the current Cost of Insurance Rate as described in the Policy;

ii) is the death benefit at the beginning of the policy month divided by 1.0032737 (to arrive at the proper values for the beginning of the month assuming the guaranteed interest rate of 4%; and

iii) is the Accumulation Value at the beginning of the policy month.

The current Cost of Insurance Rate is variable and is based on both Insureds' issue ages, sex (where permitted by law), Policy Year, rating class of the Insureds and Specified Amount. Because the Accumulation Value and the Death Benefit of the Policy may vary from month to month, the Cost of Insurance charge may also vary on each day a Monthly Deduction is taken. In addition, you should note that the Cost of Insurance charge is related to the difference between the Death Benefit payable under the Policy and the Accumulation Value of the Policy. An increase in the Accumulation Value or a decrease in the Death Benefit may result in a smaller Cost of Insurance charge while a decrease in the Accumulation Value or an increase in the Death Benefit may result in a larger cost of insurance charge.

The Cost of Insurance rate for standard risks will not exceed those based on the 1980 Commissioners Standard Ordinary Mortality Tables Male or Female (1980 Tables). Substandard risks will have monthly deductions based on Cost of Insurance rates which may be higher than those set forth in the 1980 Tables. A table of guaranteed maximum Cost of Insurance rates per $1,000 of the Amount at Risk will be included in each Policy. We may adjust the Monthly Cost of Insurance rates from time to time. Adjustments will be on a class basis and will be based on our estimates for future factors such as mortality, investment income, expenses, reinsurance costs and the length of time Policies stay in force. Any adjustments will be made on a nondiscriminatory basis. The current Cost of Insurance rate will not exceed the applicable maximum Cost of Insurance rate shown in your Policy.

Monthly Administrative Expense Charge. The Monthly Deduction amount also includes a monthly administration fee of $10.00. This fee may not be increased.

Unit Expense Charge. The Monthly Deduction amount also includes a current administrative expense charge of $0.05 per month per $1,000 of Specified Amount for Policy Years 1 through 10 (not less than $15 per month) and $0.02 a month per $1,000 of Specified Amount for Policy Years 11 and thereafter (not less than $15 per month nor more than $50 per month). These charges are for items such as underwriting and issuance, premium billing and collection, policy value calculation, confirmations and periodic reports.

Acquisition Charge. We will deduct from the Accumulation Value a monthly acquisition charge of 2% of the Load Basis Amount in the first Policy Year and 1% of the Load Basis Amount in the second Policy Year. This charge does not vary with the amount of premium paid. We reserve the right to increase or decrease this charge for policies not yet issued in order to correspond with changes in distribution costs of the Policy. The charge compensates us for the cost of selling the Policy, including, among other things, agents' commissions, advertising and printing of prospectuses and sales literature. Normally this charge plus the Surrender Charge, discussed below, compensate us for total sales expenses for the year. To the extent sales expenses in any policy year are not recovered by this Acquisition Charge and the Surrender Charge, the sales expenses may be recovered from other sources which may include profits from the Mortality Risk and Expense Risk Charges.

Charges for Optional Benefits. If you elect any optional benefits by adding riders to the Policy, an optional benefits charge will be included in the Monthly Deduction amount. The amount of the charge will vary depending upon the actual optional benefits selected and is described on each applicable Policy rider.

►CHARGES & FEES ASSESSED AGAINST THE SEPARATE ACCOUNT

Mortality and Expense Risk Charge

We will assess a charge on a daily basis against each Division at a current annual rate of 1.00% in Policy Years 1 through 10 (1.25% guaranteed) and .60% in Policy Years 11 and thereafter (.85% guaranteed) of the value of the Divisions to compensate us for mortality and expense risks we assume in connection with the Policy. The mortality risk we assume is that Insureds, as a group, may live for a shorter period of time than estimated and that we will, therefore, pay a Death Benefit before collecting a sufficient Cost of Insurance charge. The expense risk assumed is that expenses incurred in issuing and administering the Policies and operating the Separate Account will be greater than the administrative charges assessed for such expenses.

The Separate Account is not subject to any taxes. However, if taxes are assessed against the Separate Account, we reserve the right to assess taxes against the Separate Account Value.

Administrative Charge for Transfers or Withdrawal

We will impose an Administrative Fee of $50 for each transfer among the Divisions of the Separate Account or the General Account, after the first 12 transfers in a Policy Year (up to a maximum of 20). An Administrative Fee of $50 will also be charged for withdrawals.

►CHARGES ASSESSED AGAINST THE UNDERLYING FUNDS

Following are the investment advisory and sub-investment management fees, paid by each of the Funds as a percentage of average net assets.

Jefferson Pilot Variable Fund

Average Daily Net Assets	Money Market	World Growth Stock, Global Hard Assets, Small Company, Value and Balanced	Capital Growth
First $200 million	.50%	.75%	1.00%
Next $1.1 billion	.45%	.70%	.95%
Over $1.3 billion	.40%	.65%	.90%

Average Daily Net Assets	Emerging Growth	High Yield Bond and Growth	International Equity	S&P 500
First $200 million	.80%	.75%	1.00%	.24%
Next $1.1 billion	.75%	.75%	1.00%	.24%
Over $1.3 billion	.70%	.75%	1.00%	.24%

The compensation of the Sub-Investment Managers is paid directly from the investment management fees of JP Investment Advisory and is set forth in the table below as an annual percentage of the average daily net assets of the Portfolio managed:

	Sub-Investment Manager Fees			
Average Daily Net Assets	Janus Capital Growth	Templeton World Growth Stock	Van Eck Global Hard Assets	Lord Abbett Small Company
First $200 million	.70%	.50%	.50%	.50%
Next $1.1 billion	.65%	.45%	.45%	.45%
Over $1.3 billion	.60%	.40%	.40%	.40%

Net Assets	Credit Suisse Value	MFS Emerging Growth	MFS Money Market	Janus Balanced	Barclays S&P 500
First $100 Million	.50%	.40%	.30%	.55%	.05%
Next $100 million	.50%	.40%	.30%	.50%	.05%
Next $200 million	.50%	.40%	.25%	.50%	.05%
Over $400 million	.50%	.40%	.25%	.50%	.025%
Over $1 billion	.50%	.40%	.25%	.50%	.01%

Net Assets	Strong Growth	Lombard Odier International Equity
First $25 million	.60%	.50%
Next $75 million	.50%	.50%
Next $50 million	.40%	.50%
Over $150 million	.30%	.50%

Templeton International Securities Fund: Class 2.

Management Fee	Other Expenses (After Expense Reimbursement)	Distribution Fee (12b-1)	Total Annual Expenses (After Expense Reimbursement)
.69%	.19%	.25%	1.13%

Class 2 of the Templeton International Securities Fund has a distribution plan or "Rule 12b-1 Plan" under which it pays the Company 0.25% per year of average net assets invested in the fund's Class 2 shares.

Fidelity VIP and VIP II

	Management Fee	Other Expenses	Total Annual Expenses
Fidelity VIP			
Equity Income	.48%	.08%	.56%
Growth	.58%	.07%	.65%
Fidelity VIP II			
Contrafund	.58%	.07%	.65%

MFS Variable Insurance Trust

	Management Fee	Other Expenses	Total Annual Expenses
MFS Research Series	.75%	.11%	.86%
MFS Utilities Series	.75%	.16%	.91%

Oppenheimer Variable Account Funds

	Management Fee	Other Expenses	Total Annual Expenses
Strategic Bond Fund/VA	.74%	.04%	.78%
Bond Fund/VA	.72%	.01%	.73%

Certain of the unaffiliated Portfolio advisers reimburse us for administrative costs incurred in connection with administering the Funds as variable funding options under the Policy (MFS—0.15%, Oppenheimer—0.10% for the Bond Fund and 0.15% for the Strategic Bond Fund; all reimbursements are expressed as a percentage of average daily net assets under management). These reimbursements are paid by the advisers and are not charged to the Portfolios.

For further details on each Portfolio's expenses please refer to that Portfolio's prospectus. Additional copies of each Portfolio's prospectus and the Statement of Additional Information for each Portfolio may be obtained free of charge by calling (800)-258-3648 x7719.

►CHARGES DEDUCTED UPON SURRENDER

If you surrender the Policy, reduce the Specified Amount, or the Policy lapses during the first nine Policy Years, we will assess a contingent deferred sales charge, which will be deducted from the Policy's Accumulation Value. This charge is imposed in part to recover distribution expenses and in part to recover certain first year administrative costs. The initial Surrender Charges will be specified in your Policy and will be in compliance with each state's nonforfeiture law.

When we issue your Policy, we determine the initial Surrender Charge. To determine the initial Surrender Charge, we multiply the initial Specified Amount of

your Policy by a rate per thousand dollars of Specified Amount. The applicable rate depends on the sex, Issue Ages, and rating class of the Insureds.

For the following examples of Insureds, the applicable rates per 1000 are:

Male Standard Non-Smoker Age 35, Female Standard Non-Smoker Age 30	$2.72
Male Standard Non-Smoker Age 45, Female Standard Non-Smoker Age 40	$4.87
Male Standard Non-Smoker Age 55, Female Standard Non-Smoker Age 50	$9.36
Male Standard Smoker Age 55, Female Standard Non-Smoker Age 50	$10.60
Male Non-Smoker Age 55 Rated Table H, Female Standard Non-Smoker Age 50	$11.29
Male Standard Non-Smoker Age 65, Female Standard Non-Smoker Age 60	$17.80
Male Standard Non-Smoker Age 75, Female Standard Non-Smoker Age 70	$33.19

Accordingly, if the Insureds were a male standard non-smoker age 55, and a female standard non-smoker age 50, and the Policy's Specified Amount was $500,000, the initial Surrender Charge would be $4,680 (9.36 x 500).

The maximum rate per 1000 of Specified Amount, considering all possible combinations of sex, Issue Ages, and rating class of the Insureds, is $43.32.

The Surrender Charge in any given Policy Year will equal a percentage of the initial Surrender Charge as follows:

Policy Year	Surrender Charge as Percentage of Initial Surrender Charge*
0–5	100%
6	80%
7	60%
8	40%
9	20%
10+	0%

* May be lower at some ages

We will not assess a Surrender Charge after the ninth Policy Year. A pro rata portion of any Surrender Charge will be assessed upon withdrawal or reduction in the Specified Amount. The Policy's Accumulation Value will be reduced by the amount of any withdrawal or reduction in Specified Amount plus any applicable pro rata Surrender Charge.

Surrender Charges on Surrenders and Withdrawals

All applicable Surrender Charges are imposed on Surrenders.

We will impose a pro rata Surrender Charge on Withdrawals. The pro rata Surrender Charge is the amount of the Withdrawal divided by the Cash Value. We will reduce any applicable remaining Surrender Charges by the same proportion. A transaction charge of $50 will be deducted from the amount of each Withdrawal. (See "Withdrawals") The Surrender Charge does not apply to Policy loans.

We will also impose a pro rata Surrender Charge on Decreases in Specified Amount. The pro rata portion will equal the amount of the Specified Amount reduction divided by the Specified Amount before the reduction.

Other Charges

We reserve the right to charge the assets of each Division to provide for any income taxes or other taxes payable by us on the assets attributable to that Division. Although we currently make no charge, we reserve the right to charge you an administrative fee, not to exceed $50, to cover the cost of preparing any additional illustrations of current Cash Values and current mortality assumptions which you may request after the Policy Date.

allocation of premiums

You may allocate all or a part of your Net Premiums to the Divisions currently available under your Policy or you may allocate all or a part of your Net Premiums to the General Account.

▶THE PORTFOLIOS

The Separate Account currently invests in shares of the Portfolios listed below. Net Premiums applied to the Separate Account will be invested in the Portfolios in accordance with your selection. Portfolios may be added or withdrawn as permitted

by applicable law. We reserve the right to limit the total number of Portfolios you may elect to 17 over the lifetime of the Policy or to increase the total number of Portfolios you may elect. Shares of the Portfolios are not sold directly to the general public. Each of the Portfolios is available only through the purchase of variable annuities or variable life insurance policies. (See Mixed and Shared Funding)

The investment results of the Portfolios, whose investment objectives are described below, are likely to differ significantly. There is no assurance that any of the Portfolios will achieve their respective investment objectives. Investment in some of the Portfolios involves special risks, which are described in their respective prospectuses. you should read the prospectuses for the Portfolios and consider carefully, and on a continuing basis, which Portfolio or combination of Portfolios is best suited to your long-term investment objectives. Except where otherwise noted, all of the Portfolios are diversified, as defined in the Investment Company Act of 1940.

- **JPVF International Equity Portfolio** seeks long-term capital appreciation through investments in securities whose primary trading markets are outside the United States.
- **JPVF World Growth Stock Portfolio** seeks to achieve long-term capital growth through a policy of investing primarily in stocks of companies organized in the United States or in any foreign nation. A portion of the Portfolio may also be invested in debt obligations of companies and governments of any nation. Any income realized will be incidental.
- **JPVF Global Hard Assets Portfolio** seeks long-term capital appreciation by investing globally, primarily in “Hard Asset Securities”. Hard Asset Securities include equity and debt securities of “Hard Asset Companies”, that are directly or indirectly engaged in the exploration, development, production or distribution of one or more of the following: precious metals; ferrous and non-ferrous metals; oil and gas, petroleum, petrochemicals or other hydrocarbons; forest productions; real estate; and other basic non-agricultural commodities. Income is a secondary consideration.
- **JPVF Emerging Growth Portfolio** seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the Portfolio’s investment objective of long-term growth.
- **JPVF Capital Growth Portfolio** seeks capital growth. Realization of income is not a significant investment consideration and any income realized will be incidental.
- **JPVF Small Company Portfolio** seeks to achieve growth of capital. The Portfolio pursues its objective by investing primarily in a diversified portfolio of equity securities issued by small companies, which are defined as companies with market capitalizations equal to or less than the largest company in the Russell 2000® Index.
- **JPVF Growth Portfolio** seeks capital growth by investing primarily in equity securities that the Sub-Investment Manager believes have above-average growth prospects.
- **JPVF S&P 500 Index Portfolio** seeks to approximate as closely as practicable, before fees and expenses, the total rate of return of common stocks publicly traded in the United States as represented by the S&P 500 Index.
- **JPVF Value Portfolio (formerly Growth and Income Portfolio)** seeks long-term growth of capital by investing primarily in a wide range of equity issues that may offer capital appreciation and, secondarily, seeks a reasonable level of current income.
- **JPVF Balanced Portfolio** seeks reasonable current income and long-term capital growth, consistent with conservation of capital, by investing primarily in common stocks and fixed income securities.
- **JPVF High Yield Bond Portfolio** seeks a high level of current income by investing primarily in corporate obligations with emphasis on higher yielding, higher risk, lower-rated or unrated securities. These securities may be considered speculative and involve greater risks, including risk of default, than higher rated securities.
- **JPVF Money Market Portfolio** seeks to achieve as high a level of current income as is consistent with preservation of capital and liquidity. An investment in the Money Market Portfolio is neither insured nor guaranteed by the U.S. Government.
- **Fidelity Variable Insurance Products Fund—Growth Portfolio** seeks capital appreciation by investing primarily in common stocks.

- **Fidelity Variable Insurance Products Fund—Equity-Income Portfolio** seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Fund will also consider the potential for capital appreciation.
- **Fidelity Investments' Variable Insurance Products Fund II—Contrafund Portfolio** seeks maximum total return over the long term by investing its assets mainly in equity securities of companies that are undervalued or out-of-favor.
- **MFS Variable Insurance Trust—Research Series** seeks to provide long-term growth of capital and future income by investing a substantial proportion of its assets in equity securities of companies believed to possess better-than-average prospects for long-term growth.
- **MFS Variable Insurance Trust—Utilities Series** seeks capital growth and current income (incomes above that available from a portfolio invested entirely in equity securities) by investing, under normal circumstances, at least 65% (but up to 100% at the discretion of the Adviser) of its assets in equity and debt securities of both domestic and foreign companies in the utilities industry.
- **Oppenheimer Variable Account Funds—Strategic Bond Fund/VA** seeks a high level of current income principally derived from interest on debt securities and seeks to enhance such income by writing covered call options on debt securities. The Portfolio intends to invest principally in: (i) foreign government and corporate debt securities, (ii) U.S. Government securities, and (iii) lower-rated high yield domestic debt securities, commonly known as "junk bonds", which are subject to a greater risk of loss of principal and nonpayment of interest than higher-rated securities. These securities may be considered to be speculative.
- **Oppenheimer Variable Account Funds—Bond Fund/VA** primarily seeks a high level of current income from investment in high yield, fixed-income securities rated "Baa" or better by Moody's or "BBB" or better by Standard & Poor's. Secondarily, this Portfolio seeks capital growth when consistent with its primary objective.
- **Franklin Templeton Variable Insurance Products Trust—Templeton International Fund: Class 2** seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States. Any income realized will be incidental. Although the Templeton International Fund generally invests in common stock, it may also invest in preferred stocks and certain debt securities such as convertible bonds which are rated in any category by Standard & Poor's Corporation or Moody's Investors Service, Inc. or which are unrated by any rating agency.

Some of the above Portfolios may use instruments known as derivatives as part of their investment strategies, as described in their respective prospectuses. The use of certain derivatives such as inverse floaters and principal on debt instruments may involve higher risk of volatility to a Portfolio. The use of leverage in connection with derivatives can also increase risk of losses. See the prospectus for the Portfolio for a discussion of the risks associated with an investment in those Portfolios. You should refer to the accompanying prospectuses of the Portfolios for more complete information about their investment policies and restrictions.

►INVESTMENT ADVISERS FOR EACH OF THE FUNDS:

- JPVF International Equity Portfolio: Lombard Odier International Portfolio Management Limited ("Lombard Odier")
- JPVF World Growth Stock Portfolio: Templeton Global Advisors Limited ("Templeton")
- JPVF Global Hard Assets Portfolio: Van Eck Associates Corporation ("Van Eck")
- JPVF Emerging Growth Portfolio: Massachusetts Financial Services Company ("MFS")
- JPVF Capital Growth Portfolio: Janus Capital Corporation ("Janus")
- JPVF S&P 500 Index Portfolio: Barclays Global Fund Advisors ("Barclays")
- JPVF Small Company Portfolio: Lord, Abbett & Co. ("Lord Abbett")
- JPVF Growth Portfolio: Strong Capital Management, Inc. ("Strong")
- JPVF Value Portfolio: Credit Suisse Asset Management, LLC ("Credit Suisse")
- JPVF Balanced Portfolio: Janus
- JPVF High Yield Bond: MFS
- JPVF Money Market Portfolio: MFS

Fidelity Variable Insurance Products Fund - Fidelity Management & Research Company ("FMR")

Fidelity Variable Insurance Products Fund II - FMR

MFS Variable Insurance Trust - Massachusetts Financial Services Company ("MFS")

Oppenheimer Variable Account Funds - OppenheimerFunds, Inc. ("Oppenheimer")

Franklin Templeton Variable Insurance Products Trust - Templeton Investment Counsel, Inc. ("TICI")

▶MIXED AND SHARED FUNDING; CONFLICTS OF INTEREST

Shares of the Funds are available to insurance company separate accounts which fund variable annuity contracts and variable life insurance policies, including the Policy described in this Prospectus. Because Fund shares are offered to separate accounts of both affiliated and unaffiliated insurance companies, it is conceivable that, in the future, it may not be advantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in these Funds simultaneously, since the interests of such Policyowners or contractholders may differ. Although neither the Company nor the Funds currently foresees any such disadvantages either to variable life insurance or to variable annuity Policyowners, each Fund's Board of Trustees/ Directors has agreed to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a Fund. This might force that Fund to sell portfolio securities at disadvantageous prices.

▶FUND ADDITIONS, DELETIONS OR SUBSTITUTIONS

We reserve the right, subject to compliance with appropriate state and federal laws, to add, delete or substitute shares of another Portfolio or Fund for Portfolio shares already purchased or to be purchased in the future for the Division in connection with the Policy. We may substitute shares of one Portfolio for shares of another Portfolio if, among other things, (a) it is determined that a Portfolio no longer suits the purpose of the Policy due to a change in its investment objectives or restrictions; (b) the shares of a Portfolio are no longer available for investment; or (c) in our view, it has become inappropriate to continue investing in the shares of the Portfolio. Substitution may be made with respect to both existing investments and the investment of any future premium payments. However, no substitution, addition or deletion of securities will be made without prior notice to Policyowners, and without prior approval of the SEC or such other regulatory authorities as may be necessary, all to the extent required and permitted by the Investment Company Act of 1940 or other applicable law.

We also reserve the right to make the following changes in the operation of the Separate Account and the Divisions;

(a) to operate the Separate Account in any form permitted by law;

(b) to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable laws;

(c) to transfer assets from one Division to another, or from any Division to our general account;

(d) to add, combine, or remove Divisions in the Separate Account;

(e) to assess a charge for taxes attributable to the operation of the Separate Account or for other taxes, described in "Charges and Fees—Other Charges" on page 10 above; and

(f) to change the way we assess other charges, as long as the total other charges do not exceed the amount currently charged the Separate Account and the Portfolios in connection with the Policies.

Portfolio shares are subject to certain investment restrictions which may not be changed without the approval of the majority of the Portfolios' shareholders. See accompanying Prospectus for the Portfolios.

▶GENERAL ACCOUNT

Interests in the General Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended and the General Account has not been registered as an investment company under the 1940 Act. However, disclosure in this Prospectus regarding the General Account may be subject to certain generally applicable provisions of the federal securities laws

relating to the accuracy and completeness of the statements. Disclosure in this Prospectus relating to the Fixed Account has not been reviewed by the SEC.

The General Account is a fixed funding option available under the Policy. We guarantee a minimum interest rate of 4.0% on amounts in the General Account and assumes the risk of investment gain or loss. The investment gain or loss of the Separate Account or any of the Portfolios does not affect the General Account Value.

The General Account is secured by our general assets. Our general assets include all assets other than those held in separate accounts sponsored by us or our affiliates. We will invest the assets of the General Account in those assets we choose, as allowed by applicable law. We will allocate investment income of such General Account assets between ourself and those policies participating in the General Account.

We guarantee that, at any time, the General Account Value of your Policy will not be less than the amount of the Net Premiums allocated to the General Account, plus any monthly accumulation value adjustment, plus interest at an annual rate of not less than 4.0%, less the amount of any Withdrawals, Policy Loans or Monthly Deductions.

If you do not accept the Policy issued as applied for or you exercise your "free look" option, no interest will be credited and we will retain any interest earned on the Initial Net Premium.

policy choices

▶GENERAL

The Policy is designed to provide the Insureds with lifetime insurance protection and to provide the Policyowner with flexibility in amount and frequency of premium payments and level of life insurance proceeds payable under the Policy. It provides life insurance coverage on two Insureds with a Death Benefit payable only on Second Death. You are not required to pay scheduled premiums to keep the Policy in force and you may, subject to certain limitations, vary the frequency and amount of premium payments.

To purchase a Policy, you must complete an application and submit it to us through the agent selling the Policy. You must furnish satisfactory evidence of insurability. The Insureds under the Policy must generally be under age 85, although one Insured may be over age 85. For ages 15 and over, each Insured's smoking status is reflected in the current cost of insurance rates. Policies issued in certain States will not directly reflect the Insured's sex in either the premium rates or the charges or values under the Policy. We may reject an application for any good reason.

The minimum Specified Amount at issue is $100,000. We reserve the right to revise our rules to specify different minimum Specified Amounts at issue. We may reinsure all or a portion of the Policy.

▶PREMIUM PAYMENTS

The Policy is a flexible premium life insurance policy. This means that you may decide when to make premium payments and in what amounts. You must pay your premiums to us at our home office or through one of our authorized agents for forwarding to us. There is no fixed schedule of premium payment on the Policy either as to amount or frequency. You may determine, within certain limits, your own premium payment schedule. No payment may be less than $250 ($50 for electronic fund transfers). The Policy has a minimum premium period of 5 years. If you pay the Minimum Annual Premium, we guarantee that the Policy will stay in force throughout the minimum premium period, even if the Surrender Value is insufficient to pay a Monthly Deduction. The minimum initial premium will equal the Minimum Annual Premium, divided by 4. In order to help you get the insurance benefits you desire, we will state a Planned Periodic Premium and Premium Frequency in the Policy. This premium will generally be based on your insurance needs and financial abilities, the Specified Amount of the Policy and the Insureds' ages, sex and risk classes. You are not required to pay such premiums and failure to make any premium payment will not necessarily result in lapse of the Policy, so long as the Policy's Surrender Value is sufficient to pay the Monthly Deduction. Payment of the Planned Periodic Premiums will not guarantee

that your Policy will remain in force. (See "Grace Period")

▶MODIFIED ENDOWMENT

The Policy will be allowed to become a Modified Endowment contract under the Internal Revenue Code only with your consent. Otherwise, if at any time the premiums paid under the Policy exceed the limit for avoiding modified contract status, we will refund the excess premium to you with interest within 60 days after the end of the Policy Year in which the premium was received. If, for any reason, we do not refund the excess premium within that 60-day period, we will hold the excess premium in a separate deposit fund and credit it with interest until refunded to you. The interest rate used on any refund, or credited to the separate deposit fund created by this provision, will be the excess premium's pro rata rate of return on the contract until the date we notify you that the excess premium and the earnings on such excess premium have been removed from the Policy. After the date of such notice, the interest rate paid on the separate deposit fund will be such rate as we may declare from time to time on advance premium deposit funds. We may also notify you of other options available to you to keep your policy in compliance.

▶COMPLIANCE WITH THE INTERNAL REVENUE CODE

The Policy is intended to qualify as life insurance under the Internal Revenue Code. The Death Benefit provided by the Policy is intended to qualify for the federal income tax exclusion. If at any time the premium paid under the Policy exceeds the amount allowable for such qualification, we will refund of the excess premium to you with interest within 60 days after the end of the Policy Year in which it was received. If, for any reason, we do not refund the excess premium within the 60-day period, such amount will be held in a separate deposit fund and will be credited with interest until refunded to you. The interest rate used on any refund, or credited to the separate deposit fund created by this provision, will be the excess premium's pro rata rate of return on the contract until the date we notify you that the excess premium and the earnings on such excess premium have been removed from the Policy. After the date of such notice, the interest rate paid on the separate deposit fund will be such rate as we may declare from time to time on advance premium deposit funds.

We also reserve the right to refuse to make any change in the Specified Amount or the Death Benefit Option or any other change if such change would cause the policy to fail to qualify as life insurance under the Code.

Under limited circumstances, we may backdate a Policy, upon request, by assigning an Policy Date earlier than the date the application is signed but no earlier than six months prior to state approval of the Policy. Backdating may be desirable, for example, so that you can purchase a particular Policy Specified Amount for lower Cost of Insurance Rate based on a younger insurance age. For a backdated Policy, you must pay the premium for the period between the Issue Date and the date the application is received at the Home Office. Backdating of your Policy will not affect the date on which your premium payments are credited to the Separate Account.

We will allocate premium payments, net of the premium tax charge and Federal DAC tax, plus interest earned prior to the Allocation Date, among the General Account and the divisions of the Separate Account in accordance with your directions to us. The minimum percentage of any net premium payment allocated to any division or the General Account is 5% and allocation percentages must be in whole numbers only. Your initial premium (including any interest) will be allocated, as you instructed, on the Allocation Date. Your subsequent premiums will be allocated as of the date they are received in our Home Office. Prior to the Allocation Date, the initial net premium, and any other premiums received, will be allocated to the General Account. (See "Right of Policy Examination")

You may change your premium allocation instructions at any time. Your request may be written or by telephone, so long as the proper telephone authorization is on file with us. Allocations must be changed in whole percentages. The change will be effective as of the date of the next premium payment after you notify us. We will send you confirmation of the change. (See "Transfers and Allocations to Funding Options")

▶DEATH BENEFIT OPTIONS

At the time of purchase, you must choose between the two available Death Benefit Options. The amount payable upon the Second Death depends upon which Death Benefit Option you choose.

Under **Option** 1 the Death Benefit will be the greater of the current Specified Amount or the Accumulation Value on the Second Death multiplied by the corridor percentage, as described below.

Under **Option** 2 the Death Benefit will be the greater of the current Specified Amount plus the Accumulation Value on the Second Death or the Accumulation Value on the Second Death multiplied by the corridor percentage, as described below.

The corridor percentage is used to determine a minimum ratio of Death Benefit to Accumulation Value. This is required to qualify the Policy as life insurance under the federal tax laws. Following is a complete list of corridor percentages.

Corridor Percentages (Attained as of the Younger Insured at the Beginning of the Contract Year)

Age	%	Age	%	Age	%	Age	%
0-40	250%	50	185%	60	130%	70	115%
41	243	51	178	61	128	71	113
42	236	52	171	62	126	72	111
43	229	53	164	63	124	73	109
44	222	54	157	64	122	74	107
45	215	55	150	65	120	75-90	105
46	209	56	146	66	119	91	104
47	203	57	142	67	118	92	103
48	197	58	138	68	117	93	102
49	191	59	134	69	116	94+	101

Under both Option 1 and Option 2, the Death Benefit will be reduced by a Withdrawal. (See "Withdrawals") The Death Benefit payable under either Option will also be reduced by the amount necessary to repay the Policy Debt in full and, if the Policy is within the Grace Period, any payment required to keep the Policy in force.

The Death Benefit will be set at 101% of the cash value on the Policy Anniversary Date nearest the Younger Insured's Attained Age 100.

After we issue the Policy, you may, subject to certain restrictions, change the Death Benefit selection from Option 1 to Option 2, or vice versa, by sending us a request in writing. If you change the Death Benefit option from Option 2 to Option 1, the Specified Amount will be increased by the Policy's Accumulation Value on the effective date of the change. If you change the Death Benefit option from Option 1 to Option 2, the Specified Amount will be decreased by the Policy's Accumulation Value on the effective date of the change. We will require evidence of insurability on a request for a change from Option 1 to Option 2.

▶TRANSFERS AND ALLOCATIONS TO FUNDING OPTIONS

You may transfer all or part of the Accumulation Value to any other Portfolio or to the General Account at any time. Funds may be transferred between the Portfolios or from the Portfolios to the General Account. We currently permit 12 transfers per year without imposing any transfer charge. For transfers over 12 in any Policy Year, we may impose a transfer charge of $50, which we will deduct on a pro rata basis from the Division or Divisions or the General Account into which the amount is transferred, unless you specify otherwise. We will not impose a Transfer Charge on the transfer of any Net Premium payments received prior to the Allocation Date, plus interest earned, from the General Account to the Divisions on the Allocation Date, or on loan repayments. We will not impose a Transfer Charge for transfers under the Dollar Cost Averaging or Portfolio Rebalancing features. You may currently make up to 20 transfers per Policy Year. We reserve the right to modify transfer privileges and charges.

You may at any time transfer 100% of the Policy's Accumulation Value to the General Account and choose to have all future premium payments allocated to the General Account. While you are doing this, the minimum period the Policy will be in force will be fixed and guaranteed. The minimum period will depend on the amount of Accumulation Value, the Specified Amount, the sex, Attained Age and rating classes of the Insureds at the time of transfer. The minimum period will decrease if you choose to surrender the Policy or make a withdrawal. The minimum period will increase if

you choose to decrease the Specified Amount, make additional premium payments, or we credit a higher interest rate or charge a lower cost of insurance rate than those guaranteed for the General Account.

Except for transfers in connection with Dollar Cost Averaging, Automatic Portfolio Rebalancing and loan repayments, we allow transfers out of the General Account to the Divisions only once in every 180 days and limit their amount to the lesser of (a) 25% of the Accumulation Value in the General Account not being held as loan collateral, or (b) $100,000. Any other transfer rules, including minimum transfer amounts, also apply. We reserve the right to modify these restrictions.

We will not impose a transfer charge for a transfer of all Accumulation Value in the Separate Account to the General Account. A transfer from the General Account to the Divisions of the Separate Account will be subject to the transfer charge unless it is one of the first 12 transfers in a Policy Year and except for the transfer of any Net Premium payments received prior to the Allocation Date, plus interest earned, from the General Account and loan repayments.

We reserve the right to refuse or restrict transfers made by third-party agents on behalf of Policyowners or pursuant to market timing services when we determine that such transfers will be detrimental to the Portfolios, Policyowners or you.

▶TELEPHONE TRANSFERS, LOANS AND REALLOCATIONS

You, your authorized representative, or a member of his/her administrative staff may request a transfer of Accumulation Value or reallocation of premiums (including allocation changes relating to existing Dollar Cost Averaging and Automatic Portfolio Rebalancing programs) either in writing or by telephone. In order to make telephone transfers, you must complete a written telephone transfer authorization form and return it to us at our Home Office. All transfers must be in accordance with the terms of the Policy. If the transfer instructions are not in good order, we will not execute the transfer and you will be notified.

We may also permit loans to be made by telephone, provided that your authorization form is one file with us. Only you may request loans by telephone.

We will use reasonable procedures, such as requiring identifying information from callers, recording telephone instructions, and providing written confirmation of transactions, in order to confirm that telephone instructions are genuine. Any telephone instructions which we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this procedure, you will bear the risk of loss. If we do not use reasonable procedures, as described above, we may be liable for losses due to unauthorized instructions.

▶AUTOMATED TRANSFERS (DOLLAR COST AVERAGING AND PORTFOLIO REBALANCING)

Dollar Cost Averaging describes a system of investing a uniform sum of money at regular intervals over an extended period of time. Dollar Cost Averaging is based on the economic fact that buying a security with a constant sum of money at fixed intervals results in acquiring more of the item when prices are low and less of it when prices are high.

You may establish automated transfers of a specific dollar amount (the “Periodic Transfer Amount”) on a monthly, quarterly or semi-annual basis from the Money Market Division or the General Account to any other Portfolio or to the General Account. You must have a minimum of $3,000 allocated to either the Money Market Division or the General Account in order to enroll in the Dollar Cost Averaging program. The minimum Periodic Transfer Amount is $250. A minimum of 5% of the Periodic Transfer Amount must be transferred to any specified Division. There is no additional charge for the program. You may start or stop participation in the Dollar Cost Averaging program at any time, but you must give us at least 30 days’ notice to change any automated transfer instructions that are currently in place. We reserve the right to suspend or modify automated transfer privileges at any time.

You may elect an Automatic Portfolio Rebalancing feature which provides a method for reestablishing fixed proportions between various types of investments on a systematic basis. Under this feature, we will automatically readjust the allocation between the Divisions and the General Account to the desired allocation, subject to a minimum of 5% per Division or General Account, on a quarterly, semi-annual or annual basis. There is no additional charge for the program.

You may not elect Dollar Cost Averaging and Automatic Portfolio Rebalancing at the same time.

We will make transfers and adjustments pursuant to these features on the Policy's Monthly Anniversary Date in the month when the transaction is to take place, or the next succeeding business day if the Monthly Anniversary Date falls on a holiday or weekend. We must have an authorization form on file before either feature may begin. Transfers under these features are not subject to the transfer fee and do not count toward the 12 free transfers or the 20 transfer maximum currently allowed per year.

Before participating in the Dollar Cost Averaging or Automatic Portfolio Rebalancing programs, you should consider the risks involved in switching between investments available under the Policy. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses. Automatic Portfolio Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Accumulation Value allocated to the better performing segments. Therefore, you should carefully consider market conditions and each Fund's investment policies and related risks before electing to participate in the Dollar Cost Averaging or Automatic Portfolio Rebalancing programs.

policy values

►ACCUMULATION VALUE

The Accumulation Value of your Policy is determined on a daily basis. Accumulation Value is the sum of the values in the Divisions plus the value in the General Account. We calculate your Policy's Accumulation Value in the Divisions by units and unit values under the Policies. Your Policy's Accumulation Value will reflect the investment experience of the Divisions investing in the Portfolios, any additional net premiums paid, any withdrawals, any policy loans, and any charges assessed in connection with the Policy. We do not guarantee Accumulation Values in the Separate Account as to dollar amount.

On the Allocation Date, the Accumulation Value in the Separate Account (the "Separate Account Value") equals the initial premium payments, less the State Premium Tax and Federal DAC Tax Charges, plus interest earned prior to the Allocation Date, and less the Monthly Deduction for the first policy month. We will establish the initial number of units credited to the Separate Account for your Policy on the Allocation Date. At the end of each Valuation Period thereafter, the Accumulation Value in a Division is

(i) the Accumulation Value in the Division on the preceding Valuation Date multiplied by the net investment factor, described below, for the current Valuation Period, **plus**

(ii) any Net Premium we receive during the current Valuation Period which is allocated to the Division, **plus**

(iii) all Accumulation Value transferred to the Division from another Division or the General Account during the current Valuation Period, **minus**

(iv) the Accumulation Value transferred from the Division to another Division or the General Account and Accumulation Value transferred to secure a Policy Debt during the current Valuation Period, **minus**

(v) all withdrawals from the Division during the current Valuation Period.

Whenever a Valuation Period includes the Monthly Anniversary Date, the Separate Account Value at the end of such period is reduced by the portion of the monthly deduction and increased by any Accumulation Value Adjustment allocated to the Divisions.

We will calculate a guaranteed monthly Accumulation Value Adjustment at the beginning of the second Policy Year and every Policy Year thereafter. The adjustment will be allocated among the General Account and the Divisions in the same proportion as premium payments. The adjustment is calculated as (i) multiplied by the total of (ii) plus (iii) minus (iv), but not less than zero, where:

(i) is .0003333 in Policy Years 2 through 10 and .00025 in Policy Years 11 and thereafter;

(ii) is the amount allocated to the Divisions at the beginning of the Policy Year;

(iii) is the Type B loan balance at the beginning of the Policy Year; and

(iv) is the Guideline Single Premium at issue under Section 7702 of the Code.

See "Policy Loans" for a description of Type B loans.

►UNIT VALUES

We credit Units to you upon allocation of Net Premiums to a Division. Each Net Premium payment you allocate to a Division will increase the number of units in that Division. We credit both full and fractional units. We determine the number of units and fractional units by dividing the Net Premium payment by the unit value of the Division to which you have allocated the payment. We determine each Division's unit value on each Valuation Date. The number of units credited to your Policy will not change because of subsequent changes in unit value. The number is increased by subsequent contributions or transfers allocated to a Division, and decreased by charges and withdrawals from that Division. The dollar value of each Division's units will vary depending on the investment performance of the corresponding Portfolio, as well as any expenses charged directly to the Separate Account.

The initial Unit Value of each Division's units was $10.00. Thereafter, the Unit Value of a Division on any Valuation Date is calculated by multiplying the Division's Unit Value on the previous Valuation Date by the Net Investment Factor for the Valuation Period then ended.

►NET INVESTMENT FACTOR

The Net Investment Factor measures each Division's investment experience and is used to determine changes in Unit Value from one Valuation Period to the next. We calculate the Net Investment Factor by dividing (1) by (2) and subtracting (3) from the result, where:

(1) is the sum of:

(a) the Net Asset Value of a Fund share held in the Separate Account for that Division determined at the end of the current Valuation Period; plus

(b) the per share amount of any dividend or capital gain distributions made for shares held in the Separate Account for that Division if the ex-dividend date occurs during the Valuation Period;

(2) is the Net Asset Value of a Fund share held in the Separate Account for that Division determined as of the end of the preceding Valuation Period; and

(3) is the daily charge representing the Mortality & Expense Risk Charge. This charge is equal, on an annual basis, to a percentage of the daily Net Asset Value of Fund shares held in the Separate Account for that Division.

Because the Net Investment Factor may be greater than, less than or equal to 1, values in a Division may increase or decrease from Valuation Period to Valuation Period.

The General Account Value reflects amounts allocated to the General Account through payment of premiums or transfers from the Separate Account, plus interest credited to those amounts. Amounts allocated to the General Account, and interest thereon, are guaranteed; however there is no assurance that the Separate Account Value of the Policy will equal or exceed the Net Premiums paid and allocated to the Separate Account.

You will be advised at least annually as to the number of Units which remain credited to the Policy, the current Unit Values, the Separate Account Value, the General Account Value, and the Accumulation Value.

►SURRENDER VALUE

The Surrender Value of the Policy is the amount you can receive in cash by surrendering the Policy. The Surrender Value will equal (a) the Accumulation Value on the date of surrender; less (b) the Surrender Charge; less (c) the Loan Value plus any accrued interest. (See Charges Deducted Upon Surrender)

▶SURRENDERS

By Written Request, you may surrender the Policy for its Surrender Value at any time while one or both Insureds is alive. All insurance coverage under the Policy will end on the date of the Surrender. All or part of the Surrender Value may be applied to one or more of the Settlement Options described in this Prospectus or in any manner to which we agree and that we make available. (See Right to Defer Payment, Policy Settlement and Payment of Benefits)

▶WITHDRAWALS

By Written Request, you may, at any time after the expiration of the Free Look Period, make withdrawals from the Policy. A $50 Charge will be deducted from the amount of the Cash Value which you withdraw. We will also deduct a pro rata Surrender Charge. The minimum amount of any withdrawal after the $50 charge is applied is $500. The amount you withdraw cannot exceed the Surrender Value.

Withdrawals will generally affect the Policy's Accumulation Value, Cash Value and the life insurance proceeds payable under the Policy as follows.

- ◆ The Policy's Cash Value will be reduced by the amount of the withdrawal;
- ◆ The Policy's Accumulation Value will be reduced by the amount of the withdrawal plus any applicable pro rata Surrender Charge;
- ◆ Life insurance proceeds payable under the Policy will generally be reduced by the amount of the withdrawal plus any applicable pro rata Surrender Charge, unless the withdrawal is combined with a request to maintain the Specified Amount.

The withdrawal will reduce the Policy's values as described in the "Charges Deducted Upon Surrender" section.

If the Death Benefit Option for the Policy is Option 1, a withdrawal will reduce the Specified Amount. However, we will not allow a withdrawal if the Specified Amount will be reduced below the $100,000.

If the Death Benefit Option for the Policy is Option 2, a withdrawal will reduce the Accumulation Value, usually resulting in a dollar-per-dollar reduction in the life insurance proceeds payable under the Policy.

You may allocate a withdrawal among the Divisions and the General Account. If you do not make such an allocation, we will allocate the withdrawal among the Divisions and the General Account in the same proportion that the Accumulation Value in each Division and the General Account Value, less any Policy Debt, bears to the total Accumulation Value of the Policy, less any Policy Debt. (See Right to Defer Payment, Policy Changes and Payment of Benefits)

▶GRACE PERIOD

If your Policy's Surrender Value is insufficient to satisfy the Monthly Deduction and you have not met Cumulative Minimum Premium requirements during the minimum premium period, we will allow you 61 days of grace for payment of an amount sufficient to continue coverage. Your Policy will go into "lapse pending status".

Written notice will be mailed to your last known address, according to our records, not less than 61 days before termination of the Policy. This notice will also be mailed to the last known address of any assignee of record.

The Policy will stay in force during the Grace Period. If the last surviving Insured dies during the Grace Period, we will reduce the Death Benefit by the amount of any Monthly Deduction due and the amount of any outstanding Policy Debt.

If payment is not made within 61 days after the Monthly Anniversary Day, the Policy will terminate without value at the end of the Grace Period.

▶REINSTATEMENT OF A LAPSED OR TERMINATED POLICY

If the Policy terminates as provided in its Grace Period benefit, it may be reinstated. To reinstate the Policy, the following conditions must be met:

- ◆ The Policy has not been fully surrendered.
- ◆ You must apply for reinstatement within 5 years after the date of termination and before the Younger Insured's Attained Age 100.

- ◆ We must receive evidence of insurability satisfactory to us.
- ◆ We must receive a premium payment sufficient to keep the Policy in force for the current month plus two additional months.
- ◆ If a loan was outstanding at the time of lapse, we will require that either you repay or reinstate the loan before we reinstate the Policy.
- ◆ Supplemental Benefits will be reinstated only with our consent. (See Grace Period and Premium Payments)

▶COVERAGE BEYOND YOUNGER INSURED'S ATTAINED AGE 100

At the younger Insured's Attained Age 100, we will make several changes to your Policy. At that point and thereafter, the Specified Amount will equal the current Accumulation Value. The Death Benefit will be set to Option 1 and will equal 101% of the Specified Amount less Policy Debt. We will no longer deduct any Cost of Insurance charges or Unit Expense Charge, the Monthly Accumulation Value Adjustment will cease and no new premiums will be accepted.

▶RIGHT TO DEFER PAYMENT

Payments of any Separate Account Value will be made within 7 days after our receipt of your Written Request. However, we reserve the right to suspend or postpone the date of any payment of any benefit or values for any Valuation Period (1) when the New York Stock Exchange is closed (except holidays or weekends); (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that disposal of the securities held in the Funds is not reasonably practicable or it is not reasonably practicable to determine the value of the Funds' net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. For payment from the Separate Account in such instances, we may defer payment of Full Surrender and Withdrawal Values, any Death Benefit in excess of the current Specified Amount, transfers and any portion of the Loan Value.

Payment of any General Account Value may be deferred for up to six months, except when used to pay amounts due us.

▶POLICY LOANS

We will grant loans at any time after the expiration of the Right of Policy Examination. The amount of the loan will not be more than the Loan Value. Unless otherwise required by state law, the Loan Value for this Policy is 90% of Cash Value at the end of the Valuation Period during which the loan request is received. The maximum amount you can borrow at any time is the Loan Value reduced by any outstanding Policy Debt.

We will usually disburse loan proceeds within seven days from the Date of Receipt of a loan request, although we reserve the right to postpone payments under certain circumstances. See "OTHER MATTERS—Postponement of Payments". We may, in our sole discretion, allow you to make loans by telephone if you have filed a proper telephone authorization form with us. So long as your Policy is in force and an Insured is living, you may repay your loan in whole or in part at any time without penalty.

Accumulation Value equal to the loan amount will be maintained in the General Account to secure the loan. You may allocate a policy loan among the Divisions of the Separate Account and the existing General Account value that is not already allocated to secure a Policy Loan, and we will transfer Separate Account Value as you have indicated. If you do not make this allocation, the loan will be allocated among the Divisions and the General Account in the same proportion that the Accumulation Value in each Division and the Accumulation Value in the General Account less Policy Debt bears to the total Accumulation Value of the Policy, less Policy Debt, on the date of the loan. We will make a similar allocation for unpaid loan interest due. A policy loan removes Accumulation Value from the investment experience of the Separate Account, which will have a permanent effect on the Accumulation Value and Death Benefit even if the loan is repaid. General Account Value equal to Policy Debt will accrue interest daily at an annual rate of 4%.

We will charge interest on any outstanding Policy Debt with the interest compounded annually. There are two types of loans available. A Type A loan is charged the same interest rate as the interest credited to the amount of the Accumulation Value held in the General Account to secure loans, which is an effective annual rate of 4%. The amount available at any time for a Type A loan is the maximum loan amount, less the Guideline Single Premium at issue, as set forth in the Code, less any outstanding Type A loans. Any other loans are Type

B loans. A Type B loan is charged an effective annual interest rate of 6%. One loan request can result in both a Type A and a Type B loan. A loan request will first be granted as a Type A loan, to the extent available, and then as a Type B loan. Once a loan is granted, it remains a Type A or Type B loan until it is repaid. Interest is due and payable at the end of each Policy Year and any unpaid interest due becomes loan principal.

If Policy Debt exceeds Cash Value, we will notify you and any assignee of record. You must make a payment within 61 days from the date Policy Debt exceeds Cash Value or the Policy will lapse and terminate without value (See “Grace Period”). If this happens, you may be taxed on the total appreciation under the Policy. However, you may reinstate the Policy, subject to proof of insurability and payment of a reinstatement premium. See “Reinstatement of a Lapsed Policy”.

You may repay the Policy Debt, in whole or in part, at any time during either Insured’s life, so long as the Policy is in force. The amount necessary to repay all Policy Debt in full will include any accrued interest. If there is any Policy Debt, we will apply payments received from you as follows: We will apply payments as premium in the amount of the Planned Periodic Premium, received at the Premium Frequency, unless you specifically designate the payment as a loan repayment. We will apply payments in excess of the Planned Periodic Premium or payments received other than at the Premium Frequency, first as policy loan repayments, then as premium when you have repaid the Policy Debt. If you have both a Type A and a Type B loan, we will apply repayments first to the Type B loan and then to the Type A loan. Upon repayment of all or part of the Policy Debt, we will transfer the Policy’s Accumulation Value securing the repaid portion of the debt in the General Account to the Divisions and the General Account in the same proportion in which the loan was taken.

An outstanding loan amount will decrease the Surrender Value available under the Policy. For example, if a Policy has a Surrender Value of $10,000, you may take a loan of 90% or $9,000, leaving a new Surrender Value of $1,000. If a loan is not repaid, the decrease in the Surrender Value could cause the Policy to lapse. In addition, the Death Benefit will be decreased because of an outstanding Policy Loan. Furthermore, even if you repay the loan, the amount of the Death Benefit and the Policy’s Surrender Value may be permanently affected since the Loan Value is not credited with the investment experience of the Funds.

►POLICY CHANGES

You may make changes to your Policy, as described below, by submitting a Written Request to our Home Office. Supplemental Policy Specification pages and/or a notice confirming the change will be sent to you once the change is completed.

Decrease in Specified Amount

You may decrease the Specified Amount of this Policy after the 1st Policy Year by sending a written request and the Policy to our home office. However:

- ◆ Any decrease must be at least $25,000
- ◆ Any decrease will affect your cost of insurance charge
- ◆ Any decrease may affect the monthly Accumulation Value Adjustment but will not affect the amount available for a Type A loan
- ◆ Any decrease will be effective on the Monthly Anniversary Date after the Date of Receipt of the request
- ◆ A pro rata Surrender Charge will be assessed
- ◆ Any decrease may result in federal tax implications (See “Federal Tax Matters”)
- ◆ No decrease may decrease the Specified Amount below $100,000.

Change in Death Benefit Option

Any change in the Death Benefit Option is subject to the following conditions:

- ◆ The change will take effect on the Monthly Deduction Day on or next following the date on which your Written Request is received.
- ◆ There will be no change in the Surrender Charge.
- ◆ Evidence of insurability may be required.
- ◆ Changes from Option 1 to 2 will be allowed at any time while this Policy is in force, subject to evidence of insurability satisfactory to us. The Specified Amount will be reduced to equal the Specified Amount less the Accumulation Value at the time of the change.
- ◆ If the change decreases the Specified Amount below the minimum of $100,000, we will increase the Specified Amount to $100,000.

- Changes from Option 2 to 1 will be allowed at any time while this Policy is in force. The new Specified Amount will be increased to equal the Specified Amount plus the Accumulation Value as of the date of the change. (See Surrender Charge and Right of Policy Examination)

▶RIGHT OF POLICY EXAMINATION ("FREE LOOK PERIOD")

The Policy has a free look period during which you may examine the Policy. If for any reason you are dissatisfied, you may return the Policy to us at our Home Office or to our representative within 10 days of delivery of the Policy to you (or within a different period if required by State law). Return the Policy to Jefferson Pilot Financial Insurance Company at One Granite Place, Concord, New Hampshire 03301. Upon its return, the Policy will be deemed void from its beginning. We will return to you within seven days all payments we received on the Policy. Prior to the Allocation Date, we will hold the initial Net Premium, and any other premiums we receive, in our General Account. We will retain any interest earned if the Free Look right is exercised, unless otherwise required by State law.

▶SUPPLEMENTAL BENEFITS

The supplemental benefits currently available as riders to the Policy include the following:

- **Guaranteed Death Benefit Rider**—guarantees that the Policy will stay in force during the guarantee period specified in the rider with a Death Benefit equal to the Specified Amount, subject to the terms of the rider.
- **Automatic Increase Rider**—allows for scheduled annual increases in Specified Amount, subject to the terms of the rider.
- **Policy Split Option Rider**—allows you, upon election, to exchange the Policy for two individual policies one on each Insured named in the Policy, subject to the terms of the rider.
- **Estate Protection Rider**—provides for an increase in Specified Amount in Policy Years 1 through 4, subject to the terms of the rider.
- **Specifed Insured Term Rider**—provides insurance on one of Insureds, subject to terms of the rider.
- **Death Benefit Maintenance Rider**—

These riders may not be available in all states.

Other riders for supplemental benefits may become available under the Policy from time to time. The charges for each of these riders are described in your Policy.

death benefit

The Death Benefit under the Policy will be paid in a lump sum unless you or the beneficiary have elected that they be paid under one or more of the available Settlement Options.

Payment of the Death Benefit may be delayed if the Policy is being contested. You may elect a Settlement Option for the beneficiary and deem it irrevocable. You may revoke or change a prior election. The beneficiary may make or change an election within 90 days of the Second Death, unless you have made an irrevocable election.

All or part of the Death Benefit may be applied under one of the Settlement Options, or such options as we may choose to make available in the future.

If the Policy is assigned as collateral security, we will pay any amount due the assignee in a lump sum. Any excess Death Benefit due will be paid as elected.

(See "Right to Defer Payment" and "Policy Settlement")

policy settlement

We will pay proceeds in whole or in part in the form of a lump sum or the Settlement Options available under the Policy upon the death of the Surviving Insured or upon Surrender or upon maturity.

A Written Request may be made to elect, change or revoke a Settlement Option before payments begin under any Settlement Option. This request will take effect upon its filing at our Home Office. If you have not elected a Settlement Option when the Death Benefit becomes payable to the beneficiary, that beneficiary may make the election.

▶SETTLEMENT OPTIONS

The following Settlement Options are available under the Policy:

Option A—Installments of a specified amount. Payments of an agreed amount to be made monthly until the proceeds and interest are exhausted.

Option B—Installments for a specified period. Payments to be made monthly for an agreed number of years.

Option C—Life Income. Payments to be made each month for the lifetime of the payee. We guarantee that payments will be made for a minimum of 10, 15 or 20 years, as agreed upon.

Option D—Interest. We will pay interest on the proceeds we hold, calculated at the compound rate of 3% per year. We will make interest payments at 12, 6, 3 or 1 month intervals.

Option E—Interest: Retained Asset Account (Performance Plus Account). We will pay interest on the proceeds we hold, based on the floating 13-week U.S. Treasury Bill rate fixed quarterly. The payee can write checks against such account at any time and in any amount up to the total in the account. The checks must be for a minimum of $250.

The interest rate for Options A, B and D will not be less than 3% per year. The interest rate for Option C will not be less than 2.5% per year. The interest rate for Option E will not be less than 2% per year.

Unless otherwise stated in the election of any option, the payee of the policy benefits shall have the right to receive the withdrawal value under that option. For Options A, D and E, the withdrawal value shall be any unpaid balance of proceeds plus accrued interest. For Option B, the withdrawal value shall be the commuted value of the remaining payments. We will calculate this withdrawal value on the same basis as the original payments. For Option C, the withdrawal value will be the commuted value of any remaining guaranteed payments. If the payee is alive at the end of the guarantee period, we will resume the payment on that date. The payment will then continue for the lifetime of the payee.

If the payee of policy benefits dies before the proceeds are exhausted or the prescribed payments made, a final payment will be made in one sum to the estate of the last surviving payee. The amount to be paid will be calculated as described for the applicable option in the Withdrawal Value provision of the Policy.

At least $25,000 of Policy proceeds must be applied to each settlement option chosen. We reserve the right to change payment intervals to increase payments to $250 each.

Calculation of Settlement Option Values

The value of the Settlement Options will be calculated as set forth in the Policy.

the company

Jefferson Pilot Financial Insurance Company (“JP Financial” or “the Company”) is a stock life insurance company chartered in 1903 in Tennessee. Prior to May 1, 1998, JP Financial was known as Chubb Life Insurance Company of America. In 1991 Chubb Life redomesticated from the State of Tennessee to the State of New Hampshire and is now a New Hampshire life insurance company. Effective April 30, 1997, Chubb Life, formerly a wholly-owned subsidiary of The Chubb Corporation, became a wholly-owned subsidiary of Jefferson-Pilot Corporation, a North Carolina corporation. The principal offices of Jefferson-Pilot Corporation are located at 100 North Greene Street, Greensboro, North Carolina 27401; its telephone number is 336-691-3000. Chubb Life changed its name to Jefferson Pilot Financial Insurance Company effective May 1, 1998. JP Financial’s home office and service center are located at One Granite Place, Concord, New Hampshire 03301; its telephone number is 800-258-3648.

We are licensed to do life insurance business in forty-nine states of the United States, Puerto Rico,

the U.S. Virgin Islands, Guam and in the District of Columbia.

At December 31, 1999 the Company and its subsidiaries had total assets of approximately $6.2 billion and had over $68 billion of insurance in force, while total assets of Jefferson-Pilot Corporation and its subsidiaries (including the Company) were approximately $26.4 billion.

The Company writes individual life insurance and annuities. It is subject to New Hampshire law governing insurance.

The Company is currently rated AAA (Superior) by Duff & Phelps, AAA (Superior) by Standard & Poor's Corporation and A+ (Superior) by A.M. Best and Company. These ratings do not apply to JPF Separate Account C, but reflect the opinion of the rating companies as to our relative financial strength and ability to meet our contractual obligations to our policyowners.

directors and officers

MANAGEMENT OF JP FINANCIAL

Executive Officers and Directors of JP Financial

Directors

Name	Principal Occupation and Business Address
Dennis R. Glass	Executive Vice President (also serves as Executive Vice President, Chief Financial Officer and Treasurer of Jefferson-Pilot Corporation and Jefferson-Pilot Life Insurance Company) 100 North Greene Street Greensboro, North Carolina 27401
Kenneth C. Mlekush	President (also serves as Executive Vice President of Jefferson-Pilot Life Insurance Company) 100 North Greene Street Greensboro, North Carolina 27401
David A. Stonecipher	Chairman and Chief Executive Officer (also serves as President and Chief Executive Officer of Jefferson-Pilot Life Insurance Company) 100 North Greene Street Greensboro, North Carolina 27401

Executive Officers (Other Than Directors)

Name	Position
Charles C. Cornelio	Executive Vice President
Leslie L. Durland	Executive Vice President
John D. Hopkins	Executive Vice President, General Counsel
John C. Ingram	Executive Vice President
Reggie D. Adamson	Senior Vice President
Ronald R. Angarella	Senior Vice President
Charles P. Elam II	Senior Vice President, Annuity Actuary
Hal B. Phillips, Jr.	Senior Vice President, Chief Life Actuary
Richard T. Stange	Senior Vice President, Deputy General Counsel
John W. Wells	Senior Vice President
James R. Abernathy	Vice President
David K. Booth	Vice President
H. Lusby Brown	Vice President
Margaret O. Cain	Vice President
John C. Cindia	Vice President
Rebecca M. Clark	Vice President
Richard C. Dielensnyder	Vice President
Kenneth S. Dwyer	Vice President
Peter N. Ellinwood	Vice President
Ronald H. Emery	Vice President
Randal J. Freitag	Vice President
Carol R. Hardiman	Vice President
James A. Hoffman II	Vice President, Associate General Counsel
Donald M. Kane	Vice President
Patrick A. Lang	Vice President

Name	Position
Shari J. Lease	Vice President
James E. MacDonald, Jr.	Vice President
W. Hardee Mills, Jr.	Vice President
Donna L. Metcalf	Vice President
Thomas E. Murphy, Jr. M.D.	Vice President and Medical Director
Robert A. Reed	Vice President
James M. Sandelli	Vice President
Russell C. Simpson	Vice President and Treasurer
Francis A. Sutherland, Jr.	Vice President
John A. Thomas	Vice President
John A. Weston	Vice President
Robert H. Whalen	Vice President

The officers and employees of JP Financial who have access to the assets of Separate Account C are covered by a fidelity bond issued by American International Group in the amount of $20,000,000.

additional information

▶REPORTS TO POLICYOWNERS

We will maintain all records relating to the Separate Account. At least once in each Policy Year, we will send you an Annual Summary containing the following information:

1. A statement of the current Accumulation Value and Cash Value since the prior report or since the Issue Date, if there has been no prior report;

2. A statement of all premiums paid and all charges incurred;

3. The balance of outstanding Policy Loans for the previous calendar year;

4. Any reports required by the 1940 Act.

We will promptly mail confirmation notices at the time of the following transactions:

1. policy issue;
2. receipt of premium payments;
3. initial allocation among Divisions on the Allocation Date;
4. transfers among Divisions;
5. change of premium allocation;
6. change between Death Benefit Option 1 and Option 2;
7. decreases in Specified Amount;
8. withdrawals, surrenders or loans;
9. receipt of loan repayments;
10. reinstatements; and
11. redemptions due to insufficient funds.

▶RIGHT TO INSTRUCT VOTING OF FUND SHARES

In accordance with our view of present applicable law, we will vote the shares of the Funds held in the Separate Account in accordance with instructions received from Policyowners having a voting interest in the Funds. Policyowners having such an interest will receive periodic reports relating to the Fund, proxy material and a form for giving voting instructions. The number of shares you have a right to vote will be determined as of a record date established by the Fund. The number of votes that you are entitled to direct with respect to a Fund will be determined by dividing your Policy's Accumulation Value in a Division by the net asset value per share of the corresponding Portfolio in which the Division invests. We will solicit your voting instructions by mail at least 14 days before any shareholders meeting.

We will cast the votes at meetings of the shareholders of the Fund and our votes will be based on instructions received from Policyowners. However, if the Investment Company Act of 1940 or any regulations thereunder should be amended or if the present interpretation should change, and as a result we determine that we are permitted to vote the shares of the Fund in our right, we may elect to do so.

We will vote Fund shares for which we do not receive timely instructions and Fund shares which

are not otherwise attributable to Policyowners in the same proportion as the voting instruction which we receive for all Policies participating in each Fund through the Separate Account.

▶DISREGARD OF VOTING INSTRUCTIONS

When required by state insurance regulatory authorities, we may disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objectives of a Fund or to approve or disapprove an investment advisory contract for a Fund.

We may also disregard voting instructions initiated by a Policyowner in favor of changes in the investment policy or the investment adviser of the Fund if we reasonably disapprove of such changes. We only disapprove a change if the proposed change is contrary to state law or prohibited by state regulatory authorities or if we determine that the change would have an adverse effect on the Separate Account if the proposed investment policy for a fund would result in overly speculative or unsound investments. In the event that we do disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Policyowners.

▶STATE REGULATION

The Policy will be offered for sale in all jurisdictions where we are authorized to do business and where the Policy has been approved by the appropriate Insurance Department or regulatory authorities.

▶LEGAL MATTERS

We know of no pending material legal proceedings pending to which either the Separate Account or the Company is a party or which would materially affect the Separate Account. The legal validity of the securities described in the prospectus has been passed on by our Counsel. The law firm of Jorden Burt Boros Cicchetti Berenson & Johnson, 1025 Thomas Jefferson Street, Suite 400, East Lobby, Washington, DC 20007-5201, serve as our Special Counsel with regard to the federal securities laws.

▶THE REGISTRATION STATEMENT

We have filed a Registration Statement under the Securities Act of 1933 relating to the offering described in this Prospectus. This Prospectus does not include all of the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to SEC rules and regulations. You should refer to the instrument as filed to obtain any omitted information.

▶FINANCIAL STATEMENTS

Our financial statements which are included in the Prospectus should be considered only as bearing on our ability to meet our obligations under the Policy. They should not be considered as bearing on the investment experience of the assets held in the Separate Account.

▶EMPLOYMENT BENEFIT PLANS

Employers and employee organizations should consider, in connection with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of policy in connection with an employment-related insurance or benefit plan. The U.S. Supreme Court held, in a 1983 decision, that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

▶DISTRIBUTION OF THE POLICY

Jefferson Pilot Variable Corporation (JPVC), a North Carolina Corporation incorporated on January 13, 1970, will serve as principal underwriter of the securities offered under the Policy as defined by the federal securities laws. The Policy will be sold by individuals who, in addition to being licensed as life insurance agents for us, are also registered representatives of broker- dealers who have entered into written sales agreements with JPVC. Any such broker-dealers will be registered with the SEC and will be members of the National Association of Securities Dealers, Inc. We may also offer and sell policies directly.

We will pay commissions under various schedules and accordingly commissions will vary with the form of schedule selected. In any event, commissions to registered representatives are not expected to exceed 90% of first year target premium and 5% of first year excess premium, and 5% of target premium for the second through fifteenth policy years for both renewals and excess premium. Compensation arrangements vary among broker-dealers. Override payments, expense allowances and bonuses based on specific production levels

may be paid. Alternative Commission Schedules will reflect differences in up-front commissions versus ongoing compensation. Except as previously described in this prospectus, no separate deductions from premiums are made to pay sales commissions or sales expenses.

▶INDEPENDENT AUDITORS

Ernst & Young LLP, 200 Clarendon Street, Boston, Massachusetts, are the independent auditors for the Separate Account and Ernst & Young LLP, 300 North Greene Street, Greensboro, North Carolina, are the independent auditors for the Company. The services provided to the Separate Account include primarily the audits of the Separate Account's financial statements.

Group or Sponsored Arrangements

Policies may be purchased under group or sponsored arrangements. A group arrangement includes a program under which a trustee, employer or similar entity purchases individual Policies covering a group of individuals on a group basis. A sponsored arrangement includes a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.

We may reduce the following types of charges for Policies issued in connection with group or sponsored arrangement: the cost of insurance charge, surrender or withdrawal charges, administrative charges, charges for withdrawal or transfer and charges for optional rider benefits. We may also issue Policies in connection with group or sponsored arrangements on a "non-medical" or guaranteed issue basis; actual monthly cost of insurance charges may be higher than the current cost of insurance charges under otherwise identical Policies that are medically underwritten. We may also specify different minimum Specified Amounts at issue for Policies issued in connection with group or sponsored arrangements.

We may also reduce or eliminate certain charges or underwriting requirements for Policies issued in connection with an exchange of another JP Financial policy or a policy of any JP Financial affiliate.

The amounts of any reduction, the charges to be reduced, the elimination or modification of underwriting requirements and the criteria for applying a reduction or modification will generally reflect the reduced sales and administrative effort, costs and differing mortality experience appropriate to the circumstances giving rise to the reduction or modification. Reductions and modifications will not be made where prohibited by law and will not be unfairly discriminatory.

GENERAL

Following is a discussion of the federal income tax considerations relating to the Policy. This discussion is based on our understanding of federal income tax laws as they now exist and are currently interpreted by the Internal Revenue Service. These laws are complex and tax results may vary among individuals. Anyone contemplating the purchase of or the exercise of elections under the Policy should seek competent tax advice.

FEDERAL TAX STATUS OF THE COMPANY

We are taxed as a life insurance company in accordance with the Internal Revenue Code of 1986 as amended ("Code"). For federal income tax purposes, the operations of each Separate Account form a part of our total operations and are not taxed separately, although operations of each Separate Account are treated separately for accounting and financial statement purposes.

Both investment income and realized capital gains of the Separate Account are reinvested without tax since the Code does not impose a tax on the Separate Account for these amounts. However, we reserve the right to make a deduction for such tax should it be imposed in the future.

LIFE INSURANCE QUALIFICATION

The Policy contains provisions not found in traditional life insurance policies. Moreover, the Code does not directly address how it applies to survivorship policies. In the absence of final regulations or other guidance under the Code regarding this form of Contract, there is necessarily some uncertainty as to whether a survivorship policy will meet the code's definition of life insurance contract. However, we believe that it should qualify under the Code as a life insurance contract for federal income tax purposes, with the result that all Death Benefits paid under the Policy will generally be excludable from the gross income of the Policy's Beneficiary.

Section 7702 of the Code includes a definition of life insurance for tax purposes. The definition provides limitations on the relationship between the death benefit and the account value. If necessary, we will increase your death benefit to maintain compliance with Section 7702.

The Policy is intended to qualify as life insurance under the Code. The Death Benefit provided by the Policy is intended to qualify for the federal income tax exclusion. If at any time the premium paid under the Policy exceeds the amount allowable for such qualification, we will refund the premium to you with interest within 60 days after the end of the Policy Year in which the premium was received. If, for any reason, we do not refund the excess premium within such 60-day period, the excess premium will be held in a separate deposit fund and credited with interest until refunded to you. The interest rate used on any refund, or credited to the separate deposit fund created by this provision will be the excess premiums. We may notify you of other options available to you to keep your policy in compliance. You may also choose to have the Policy become a modified endowment contract.

A modified endowment contract is a life insurance policy which fails to meet a "seven-pay" test. In general, a policy will fail the seven-pay test if the cumulative amount of premiums paid under the policy at any time during the first seven policy years exceeds a calculated premium level. The calculated seven-pay premium level is based on a hypothetical policy issued on the same insured persons and for the same initial death benefit which, under specified conditions (which include the absence of expense and administrative charges), would be fully paid for after seven years. Your policy will be treated as a modified endowment unless the cumulative premiums paid under your policy, at all times during the first seven policy years, are less than or equal to the cumulative seven-pay premiums which would have been paid under the hypothetical policy on or before such times.

Whenever there is a "material change" under a Policy, it will generally be treated as a new contract for purposes of determining whether the Policy is a modified endowment contract, and subject to a new seven-pay premium period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prospective adjustment formula, the Policy Account Value of the policy at the time of such change. A materially changed Policy would be considered a modified endowment if it failed to satisfy the new seven-pay limit. A material change could occur as a result of a change

in death benefit option, the selection of additional benefits, the restoration of a terminated policy and certain other changes.

If the benefits under your Policy are reduced, for example, by requesting a decrease in Face Amount, or in some cases by making partial withdrawals, terminating additional benefits under a rider, changing the death benefit option, or as a result of policy termination, the calculated seven-pay premium level will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. If the premiums previously paid are greater than the recalculated seven-pay premium level limit, the policy will become a modified endowment unless you request a refund of the excess premium, as outlined above. Generally, a life insurance policy which is received in exchange for a modified endowment or a modified endowment which terminates and is restored, will also be considered a modified endowment.

If a Policy is deemed to be a modified endowment contract, any distribution from the Policy will be taxed in a manner comparable to distributions from annuities (i.e., on an "income first") basis; distributions for this purpose include a loan, pledge, assignment or partial withdrawal. Any such distributions will be considered taxable income to the extent Accumulation Value under the Policy exceeds investment in the Policy.

A 10% penalty tax will apply to the taxable portion of such a distribution. No penalty will apply to distributions (i) to taxpayers 59½ years of age or older, (ii) in the case of a disability which can be expected to result in death or to be of indefinite duration or (iii) received as part of a series of substantially equal periodic annuity payment for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his beneficiary.

To the extent a Policy becomes a modified endowment contract, any distribution, as defined above, which occurs in the policy year it becomes a modified endowment contract and in any year thereafter, will be taxable income to you. Also, any distributions within two years before a Policy becomes a modified endowment contract will also be income taxable to you to the extent that accumulation value exceeds investment in the Policy, as described above. The Secretary of the Treasury has been authorized to prescribe rules which would similarly treat other distributions made in anticipation of a policy becoming a modified endowment contract. For purposes of determining the amount of any distribution includible in income, all modified endowment contract policies that fail the above-described tests which are issued by the same insurer, or its affiliates, to the same policyowner during any calendar year are treated as one contract. The Secretary of the Treasury is also authorized to issue regulations in this connection.

In addition to the distribution rules for modified endowment contracts, the Code and proposed regulations thereunder require that reasonable mortality and other charges be used in satisfying the definition of life insurance. The death benefit under a policy which meets this definition will continue to be excluded from the beneficiary's gross income. We believe that the Policies meet this definition. As long as a policy does not violate the tests described above, it will not fail to meet the tests of the Code and the general tax provisions described herein still apply.

The foregoing summary does not purport to be complete or to cover all situations, and, as always, there is some degree of uncertainty with respect to the application of the current tax laws. In addition to the provisions discussed above, the United States Congress may consider other legislation which, if enacted, could adversely affect the tax treatment of life insurance policies. Also, the Treasury Department may amend current regulations or adopt new regulations with respect to this and other Code provisions. Therefore, you are advised to consult a tax adviser or attorney for more complete tax information, specifically regarding the applicability of the Code provisions to your situation.

Under normal circumstances, if the Policy is not a modified endowment contract, loans received under the Policy will be construed as your indebtedness. You are advised to consult a tax adviser or attorney regarding the deduction of interest paid on loans.

Even if the Policy is not a modified endowment contract, a partial withdrawal together with a reduction in death benefits during the first 15 Policy Years may create taxable income for you. The amount of that taxable income is determined under a complex formula and it may be equal to part or all of, but not greater than, the income on the contract. A partial withdrawal made after the first 15 Policy Years will be taxed on a recovery of premium-first basis, and will only be subject to

federal income tax to the extent such proceeds exceed the total amount of premiums you have paid that have not been previously withdrawn.

If you make a partial withdrawal, surrender, loan or exchange of the Policy, we may be required to withhold federal income tax from the portion of the money you receive that is includible in your federal gross income. A Policyowner who is not a corporation may elect not to have such tax withheld; however, such election must be made before we make the payment. In addition, if you fail to provide us with a correct taxpayer identification number (usually a social security number) or if the Treasury notifies us that the taxpayer identification number which has been provided is not correct, the election not to have such taxes withheld will not be effective. In any case, you are liable for payment of the federal income tax on the taxable portion of money received, whether or not an election to have federal income tax withheld is made. If you elect not to have federal income tax withheld, or if the amount withheld is insufficient, then you may be responsible for payment of estimated tax. You may also incur penalties under the estimated tax rules if the withholding and estimated tax payments are insufficient. We suggest that you consult with a tax adviser or attorney as to the tax implications of these matters.

In the event that a Policy is owned by the trustee under a pension or profit sharing plan, or similar deferred compensation arrangement, tax consequences of ownership or receipt of proceeds under the Policy could differ from those stated herein. However, if ownership of such a Policy is transferred from the plan to a plan participant (upon termination of employment, for example), the Policy will be subject to all of the federal tax rules described above. A Policy owned by a trustee under such a plan may be subject to restrictions under ERISA and a tax adviser should be consulted regarding any applicable ERISA requirements.

The Policy may also be used in various arrangements, including nonqualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans and others, where the tax consequences may vary depending on the particular facts and circumstances of each individual arrangement. A tax adviser should be consulted regarding the tax attributes of any particular arrangement where the value of it depends in part on its tax consequences.

Federal estate and local estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend upon the circumstances of each Policyowner and Beneficiary. If the Policyowner is the last surviving Insured, the Death Benefit proceeds will generally be includible in the Policyowner's estate on his or her death for purposes of the federal estate tax. If the Policyowner dies and was not the last surviving Insured, the fair market value of the Policy may be included in the Policyowner's estate. In general, Death Benefit proceeds are not included in the last surviving Insured's estate if he or she neither retained incidents of ownership at death nor had given up ownership within three years before death.

Current Treasury regulations set standards for diversification of the investments underlying variable life insurance policies in order for such policies to be treated as life insurance. We believe we presently are and intend to remain in compliance with the diversification requirements as set forth in the regulations. If the diversification requirements are not satisfied, the Policy would not be treated as a life insurance contract. As a consequence to you, income earned on a Policy would be taxable to you in the calendar quarter in which the diversification requirements were not satisfied, and for all subsequent calendar quarters.

The Secretary of the Treasury may issue a regulation or a ruling which will prescribe the circumstances in which a Policyowner's control of the investments of a segregated account may cause the Policyowner, rather than the insurance company, to be treated as the owner of the assets of the account. The regulation or ruling could impose requirements that are not reflected in the Policy, relating, for example, to such elements of Policyowner control as premium allocation, investment selection, transfer privileges and investment in a division focusing on a particular investment sector. Failure to comply with any such regulation or ruling presumably would cause earnings on a Policyowner's interest in Separate Account C to be includible in the Policyowner's gross income in the year earned. However, we have reserved certain rights to alter the Policy and investment alternatives so as to comply with such regulation or ruling. We believe that any such regulation or ruling would apply prospectively. Since the regulation or ruling has not been issued, there can be no assurance as to the content of such regulation or ruling or even whether

application of the regulation or ruling will be prospective. For these reasons, Policyowners are urged to consult with their own tax advisers.

The foregoing summary does not purport to be complete or to cover all situations, including the possible tax consequences of changes in ownership. Counsel and other competent advisers should be consulted for more complete information.

►CHARGES FOR JP FINANCIAL INCOME TAXES

We are presently taxed as a life insurance company under the provisions of the Code. The Code specifically provides for adjustments in reserves for variable policies, and we will include flexible premium life insurance operations in our tax return in accordance with these rules.

Currently no charge is made against the Separate Account for our federal income taxes, or provisions for such taxes, that may be attributable to the Separate Account. We may charge each Division for its portion of any income tax charged to us on the Division or its assets. Under present laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present these taxes are not significant. However, if they increase, we may decide to make charges for such taxes or provisions for such taxes against the Separate Account. We would retain any investment earnings on any tax charges accumulated in a Division. Any such charges against the Separate Account or its Divisions could have an adverse effect on the investment experience of such Division.

miscellaneous policy provisions

▶THE POLICY

The Policy you receive, the application you make when you purchase the Policy, any applications for any changes approved by us and any riders constitute the whole contract. Copies of all applications are attached to and made a part of the Policy.

Application forms are completed by the applicants and forwarded to us for acceptance. Upon acceptance, the Policy is prepared, executed by our duly authorized officers and forwarded to you.

We reserve the right to make a change in the Policy; however, we will not change any terms of the Policy beneficial to you.

▶PAYMENT OF BENEFITS

All benefits are payable at our Home Office. We may require submission of the Policy before we grant Policy Loans, make changes or pay benefits.

▶SUICIDE AND INCONTESTABILITY

Suicide Exclusion—In most states, if one or both Insureds die by suicide, while sane or insane, within 2 years from the Issue Date of this Policy, this Policy will end and we will refund premiums paid, without interest, less any Policy Debt and less any withdrawal.

Incontestability—We will not contest or revoke the insurance coverage provided under the Policy after the Policy has been in force during the lifetime of each Insured for two years from the date of issue or reinstatement.

▶PROTECTION OF PROCEEDS

To the extent provided by law, the proceeds of the Policy are not subject to claims by a Beneficiary's creditors or to any legal process against any Beneficiary.

▶NONPARTICIPATION

The Policy is not entitled to share in our divisible. No dividends are payable.

▶CHANGES IN OWNER AND BENEFICIARY; ASSIGNMENT

Unless otherwise stated in the Policy, you may change the Policyowner and the Beneficiary, or both, at any time while the Policy is in force. A request for such change must be made in writing and sent to us at our Home Office. After we have agreed, in writing, to the change, it will take effect as of the date on which your Written Request was signed.

The Policy may also be assigned. No assignment of Policy will be binding on us unless made in writing and sent to us at our Home Office. We will use reasonable procedures to confirm that the assignment is authentic. Otherwise, we are not responsible for the validity of any assignment. Your rights and the Beneficiary's interest will be subject to the rights of any assignee of record.

▶MISSTATEMENTS

If the age or sex of either Insured has been misstated in an application, including a reinstatement application, we will adjust the benefits payable to reflect the correct age or sex.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Appendix A

Illustrations of Accumulation Values, Cash Values and Death Benefits

Following are a series of tables that illustrate how the Accumulation Values, Cash Values and Death Benefits of a Policy change with the investment performance of the Portfolios. The tables show how the Accumulation Values, Cash Values and Death Benefits of a Policy issued to Insureds of a given age and given premium would vary over time if the return on the assets held in each Portfolio of the Funds were a constant gross annual rate of 0%, 6%, and 12%. The tables on pages A-3 through A-10 illustrate a Survivorship Policy issued to a male, age 55, under a standard rate non-smoker underwriting risk classification and a female, age 50, under a standard rate non-smoker underwriting risk classification. The Accumulation Values, Cash Values and Death Benefits would be different from those shown if the returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual policy years.

The amount of the Accumulation Value exceeds the Cash Value during the first nine policy years due to the Surrender Charge. For policy years ten and after, the Accumulation Value and Cash Value are equal, since the Surrender Charge has been reduced to zero.

The second column shows the Accumulation Value of the premiums paid at the stated interest rate. The third and sixth columns illustrate the Accumulation Values and the fourth and seventh columns illustrate the Cash Values of the Policy over the designated period. The Accumulation Values shown in the third column and the Cash Values shown in the fourth column assume the monthly charge for cost of insurance is based upon the current cost of insurance rates and assume a monthly accumulation value adjustment. The current cost of insurance rates, which may be modified at any time, are based on the sex, issue ages, policy year, and rating class of the Insured(s). The Accumulation values shown in the sixth column and the Cash Values shown in the seventh column assume the monthly charge for cost of insurance is based upon the maximum cost of insurance rates allowable, which are based on the Commissioner's 1980 Standard Ordinary Mortality Table Male and Female. The fifth and eighth columns illustrate the death benefit of a Policy over the designated period. The illustrations of Death Benefits reflect the same assumptions as the Accumulation Values and Cash Values. The Death Benefit values also vary between tables, depending upon whether Option I or Option II death benefits are illustrated.

The amounts shown for the Death Benefit, Accumulation Values, and Cash values reflect the fact that the net investment return of the Divisions of Separate Account C is lower than the gross rates of return on the assets in the Portfolios, as a result of expenses paid by the Portfolios and charges levied against the Divisions of Separate Account C.

The policy values shown take into account a daily investment advisory fee equivalent to the maximum annual rate of .70% of the aggregate average daily net assets of the Portfolios plus an assumed charge of .16% of the aggregate average daily net assets to cover expenses incurred by the Portfolios for the twelve months ended December 31, 1999. The .70% investment advisory fee is an average of the individual investment advisory fees of the twenty Portfolios. The .16% expense figure is an average of the net assets for the Jefferson Pilot Variable Fund Portfolios, the Templeton International Fund, the Fidelity VIP and VIP II Portfolios, the Oppenheimer Portfolios and the MFS Portfolios. Expenses for the Templeton, Fidelity, MFS, and Oppenheimer Portfolios were provided by the investment managers for these portfolios and JP Financial has not independently verified such information. The policy values also take into account a daily charge to each Division of Separate Account C for the Mortality and Expense Risk Charge, which is equivalent to a charge at a current annual rate of 1.00% of the average net assets of the Divisions of Separate Account C in Policy Years 1 through 10 and .60% in Policy Years 11 and thereafter. After deduction of these amounts, the illustrated gross investment rates of 0%, 6%, and 12% correspond to approximate current net annual rates of –1.86%, 4.14%, and 10.14%, respectively, and approximate guaranteed net annual rates of –2.11%, 3.89% and 9.89%, respectively.

The hypothetical values shown in the tables do not reflect any charges for Federal income taxes or other taxes other than the DAC tax and the consideration of premium tax (at 2.5% of premium). However, if, in the future, any additional charges are made, the gross annual investment rate of return would have to exceed the stated investment rates by a sufficient amount to cover the tax charges in order to produce the Accumulation Values, Cash Values and Death Benefits illustrated.

The tables illustrate the policy values that would result based on hypothetical investment rates of return if premiums are paid in full at the beginning of each year, if all net premiums are allocated to Separate Account C, and if no policy loans have been made. The values would vary from those shown if the assumed annual premium payments were paid in installments during a year. The values would also vary if the Policyowner varied the amount or frequency of premium payments. The tables also assume that the Policyowner has not requested an increase or decrease in Specified Amount, that no withdrawals have been made and no Surrender Charges imposed, and that no transfers have been made and no Transfer Charges imposed.

Upon request, JP Financial will provide, without charge, a comparable illustration based upon the proposed Insured's age, sex and rating class, the Specified Amount requested, the proposed frequency and amount of premium payments and any available riders requested. Existing Policyowners may request illustrations based on existing Cash Value at the time of request. JP Financial has reserved the right to charge an administrative fee of up to $50 for such illustrations.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
ENSEMBLE SURVIVORSHIP FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION I; ASSUMED HYPOTHETICAL GROSS ANNUAL
MALE NON-SMOKER ISSUE AGE 55 RATE OF RETURN (1): (Current) 12% (10.14% net)
FEMALE NON-SMOKER ISSUE AGE 50 (Guaranteed) 12% (9.89% net)
$1,000,000 INITIAL SPECIFIED AMOUNT ASSUMED ANNUAL PREMIUM(2): $10,000

END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ASSUMING CURRENT COSTS ACCUMULATION VALUE(3)	ASSUMING CURRENT COSTS CASH VALUE(3)	ASSUMING CURRENT COSTS DEATH BENEFIT(3)	ASSUMING GUARANTEED COSTS ACCUMULATION VALUE(3)	ASSUMING GUARANTEED COSTS CASH VALUE(3)	ASSUMING GUARANTEED COSTS DEATH BENEFIT(3)
1	10,500	7,420	0	1,000,000	7.400	0	1,000,000
2	21,525	16,653	7,293	1,000,000	16,591	7,231	1,000,000
3	33,101	27,860	18,500	1,000,000	27,727	18,367	1,000,000
4	45,256	40,027	30,667	1,000,000	39,790	30,430	1,000,000
5	58,019	53,225	43,865	1,000,000	52,841	43,481	1,000,000
6	71,420	67,525	60,035	1,000,000	66,947	59,457	1,000,000
7	85,491	83,005	77,385	1,000,000	82,179	76,559	1,000,000
8	100,266	99,750	96,010	1,000,000	98,612	94,872	1,000,000
9	115,779	117,854	115,984	1,000,000	116,330	114,460	1,000,000
10	132,068	137,632	137,632	1,000,000	135,421	135,421	1,000,000
11	149,171	160,459	160,459	1,000,000	156,929	156,929	1,000,000
12	167,130	185,747	185,747	1,000,000	180,177	180,177	1,000,000
13	185,986	213,734	213,734	1,000,000	205,285	205,285	1,000,000
14	205,786	244,761	244,761	1,000,000	232,423	232,423	1,000,000
15	226,575	279,163	279,163	1,000,000	261,772	261,772	1,000,000
16	248,404	317,284	317,284	1,000,000	293,514	293,514	1,000,000
17	271,324	359,516	359,516	1,000,000	327,864	327,864	1,000,000
18	295,390	406,302	406,302	1,000,000	365,090	365,090	1,000,000
19	320,660	458,136	458,136	1,000,000	405,524	405,524	1,000,000
20	347,193	515,570	515,570	1,000,000	449,558	449,558	1,000,000
25	501,135	912,592	912,592	1,000,000	744,559	744,559	1,000,000
30	697,608	1,582,756	1,582,756	1,661,894(4)	1,263,114	1,263,114	1,326,270(4)
35	948,363	2,690,520	2,690,520	2,825,046(4)	2,106,791	2,106,791	2,212,130(4)
40	1,268,398	4,501,361	4,501,361	4,726,429(4)	3,423,271	3,423,271	3,594,435(4)
45	1,676,852	7,503,570	7,503,570	7,578,606(4)	5,553,631	5,553,631	5,609,167(4)
50	2,198,154	12,563,115	12,563,115	12,688,746(4)	9,075,146	9,075,146	9,165,897(4)

(1) For policy years 11 and thereafter, the illustrated net annual rate of return equals 10.14% on the current basis and 9.89% on the guaranteed basis.
(2) Assumes a $10,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.
(4) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT C, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
ENSEMBLE SURVIVORSHIP FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION I; ASSUMED HYPOTHETICAL GROSS ANNUAL
MALE NON-SMOKER ISSUE AGE 55 RATE OF RETURN (1): (Current) 6% (4.14% net)
FEMALE NON-SMOKER ISSUE AGE 50 (Guaranteed) 6% (3.89% net)
$1,000,000 INITIAL SPECIFIED AMOUNT ASSUMED ANNUAL PREMIUM(2): $10,000

END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ASSUMING CURRENT COSTS			ASSUMING GUARANTEED COSTS		
		ACCUMULATION VALUE(3)	CASH VALUE(3)	DEATH BENEFIT(3)	ACCUMULATION VALUE(3)	CASH VALUE(3)	DEATH BENEFIT(3)
1	10,500	6,938	0	1,000,000	6,918	0	1,000,000
2	21,525	15,193	5,833	1,000,000	15,133	5,773	1,000,000
3	33,101	24,794	15,434	1,000,000	24,672	15,312	1,000,000
4	45,256	34,622	25,262	1,000,000	34,410	25,050	1,000,000
5	58,019	44,656	35,296	1,000,000	44,327	34,967	1,000,000
6	71,420	54,871	47,381	1,000,000	54,395	46,905	1,000,000
7	85,491	65,238	59,618	1,000,000	64,585	58,965	1,000,000
8	100,266	75,725	71,985	1,000,000	74,861	71,121	1,000,000
9	115,779	86,295	84,425	1,000,000	85,185	83,315	1,000,000
10	132,068	97,122	97,122	1,000,000	95,510	95,510	1,000,000
11	149,171	109,243	109,243	1,000,000	106,559	106,559	1,000,000
12	167,130	121,943	121,943	1,000,000	117,554	117,554	1,000,000
13	185,986	135,219	135,219	1,000,000	128,402	128,402	1,000,000
14	205,786	149,070	149,070	1,000,000	138,987	138,987	1,000,000
15	226,575	163,502	163,502	1,000,000	149,176	149,176	1,000,000
16	248,404	178,504	178,504	1,000,000	158,818	158,818	1,000,000
17	271,324	194,067	194,067	1,000,000	167,748	167,748	1,000,000
18	295,390	210,196	210,196	1,000,000	175,783	175,783	1,000,000
19	320,660	226,911	226,911	1,000,000	182,730	182,730	1,000,000
20	347,193	244,182	244,182	1,000,000	188,349	188,349	1,000,000
25	501,135	337,380	337,380	1,000,000	183,037	183,037	1,000,000
30	697,608	431,687	431,687	1,000,000	52,433	52,433	1,000,000
35	948,363	508,010	508,010	1,000,000	0	0	0
40	1,268,398	538,520	538,520	1,000,000	0	0	0
45	1,676,852	469,312	469,312	1,000,000	0	0	0
50	2,198,154	124,586	124,586	1,000,000	0	0	0

(1) For policy years 11 and thereafter, the illustrated net annual rate of return equals 4.14% on the current basis and 3.89% on the guaranteed basis.
(2) Assumes a $10,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT C, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
ENSEMBLE SURVIVORSHIP FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION I;	**ASSUMED HYPOTHETICAL GROSS ANNUAL**	
MALE NON-SMOKER ISSUE AGE 55	**RATE OF RETURN (1): (Current)**	**0% (–1.86% net)**
FEMALE NON-SMOKER ISSUE AGE 50	**(Guaranteed)**	**0% (–2.11% net)**
$1,000,000 INITIAL SPECIFIED AMOUNT	**ASSUMED ANNUAL PREMIUM(2):**	**$10,000**

END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ASSUMING CURRENT COSTS			ASSUMING GUARANTEED COSTS		
		ACCUMULATION VALUE(3)	CASH VALUE(3)	DEATH BENEFIT(3)	ACCUMULATION VALUE(3)	CASH VALUE(3)	DEATH BENEFIT(3)
1	10,500	6,459	0	1,000,000	6,439	0	1,000,000
2	21,525	13,793	4,433	1,000,000	13,736	4,376	1,000,000
3	33,101	21,964	12,604	1,000,000	21,851	12,491	1,000,000
4	45,256	29,816	20,456	1,000,000	29,628	20,268	1,000,000
5	58,019	37,326	27,966	1,000,000	37,045	27,685	1,000,000
6	71,420	44,465	36,975	1,000,000	44,074	36,584	1,000,000
7	85,491	51,202	45,582	1,000,000	50,686	45,066	1,000,000
8	100,266	57,504	53,764	1,000,000	56,849	53,109	1,000,000
9	115,779	63,334	61,464	1,000,000	62,527	60,657	1,000,000
10	132,068	68,864	68,864	1,000,000	67,676	67;676	1,000,000
11	149,171	75,001	75,001	1,000,000	72,901	72,901	1,000,000
12	167,130	81,061	81,061	1,000,000	77,483	77,483	1,000,000
13	185,986	87,017	87,017	1,000,000	81,334	81,334	1,000,000
14	205,786	92,837	92,837	1,000,000	84,337	84,337	1,000,000
15	226,575	98,503	98,503	1,000,000	86,364	86,364	1,000,000
16	248,404	103,972	103,972	1,000,000	87,271	87,271	1,000,000
17	271,324	109,204	109,204	1,000,000	86,899	86,899	1,000,000
18	295,390	114,161	114,161	1,000,000	85,074	85,074	1,000,000
19	320,660	118,791	118,791	1,000,000	81,616	81,616	1,000,000
20	347,193	123,021	123,021	1,000,000	76,294	76,294	1,000,000
25	501,135	134,841	134,841	1,000,000	8,477	8,477	1,000,000
30	697,608	112,073	112,073	1,000,000	0	0	0
35	948,363	9,277	9,277	1,000,000	0	0	0
40	0	0	0	0	0	0	0
45	0	0	0	0	0	0	0
50	0	0	0	0	0	0	0

(1) For policy years 11 and thereafter, the illustrated net annual rate of return equals –1.86% on the current basis and –2.11% on the guaranteed basis.
(2) Assumes a $10,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT C, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
ENSEMBLE SURVIVORSHIP FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION II;	**ASSUMED HYPOTHETICAL GROSS ANNUAL**		
MALE NON-SMOKER ISSUE AGE 55	**RATE OF RETURN (1):**	**(Current)**	**12% (10.14% net)**
FEMALE NON-SMOKER ISSUE AGE 50		**(Guaranteed)**	**12% (9.89% net)**
$1,000,000 INITIAL SPECIFIED AMOUNT	**ASSUMED ANNUAL PREMIUM(2):**		**$10,000**

END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ASSUMING CURRENT COSTS			ASSUMING GUARANTEED COSTS		
		ACCUMULATION VALUE(3)	CASH VALUE(3)	DEATH BENEFIT(3)	ACCUMULATION VALUE(3)	CASH VALUE(3)	DEATH BENEFIT(3)
1	10,500	7,419	0	1,007,419	7,399	0	1,007,399
2	21,525	16,650	7,290	1,016,650	16,588	7,228	1,016,588
3	33,101	27,847	18,487	1,027,847	27,714	18,354	1,027,714
4	45,256	39,993	30,633	1,039,993	39,756	30,396	1,039,756
5	58,019	53,150	43,790	1,053,150	52,766	43,406	1,052,766
6	71,420	67,376	59,886	1,067,376	66,800	59,310	1,066,800
7	85,491	82,736	77,116	1,082,736	81,914	76,294	1,081,914
8	100,266	99,294	95,554	1,099,294	98,162	94,422	1,098,162
9	115,779	117,116	115,246	1,117,116	115,603	113,733	1,115,603
10	132,068	136,513	136,513	1,136,513	134,287	134,287	1,134,287
11	149,171	158,871	158,871	1,158,871	155,208	155,208	1,155,208
12	167,130	183,587	183,587	1,183,587	177,624	177,624	1,177,624
13	185,986	210,873	210,873	1,210,873	201,571	201,571	1,201,571
14	205,786	241,032	241,032	1,241,032	227,091	227,091	1,227,091
15	226,575	274,367	274,367	1,274,367	254,220	254,220	1,254,220
16	248,404	311,170	311,170	1,311,170	282,944	282,944	1,282,944
17	271,324	351,766	351,766	1,351,766	313,231	313,231	1,313,231
18	295,390	396,512	396,512	1,396,512	345,035	345,035	1,345,035
19	320,660	445,792	445,792	1,445,792	378,301	378,301	1,378,301
20	347,193	500,002	500,002	1,500,002	412,924	412,924	1,412,924
25	501,135	860,980	860,980	1,860,980	597,279	597,279	1,597,279
30	697,608	1,415,071	1,415,071	2,415,071	747,867	747,867	1,747,867
35	948,363	2,233,800	2,233,800	3,233,800	734,015	734,015	1,734,015
40	1,268,398	3,419,314	3,419,314	4,419,314	298,180	298,180	1,298,180
45	1,676,852	5,158,624	5,158,624	6,158,624	0	0	0
50	2,198,154	7,802,154	7,802,154	8,802,154	0	0	0

(1) For policy years 11 and thereafter, the illustrated net annual rate of return equals 10.14% on the current basis and 9.89% on the guaranteed basis.

(2) Assumes a $10,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT C, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
ENSEMBLE SURVIVORSHIP FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION II;	**ASSUMED HYPOTHETICAL GROSS ANNUAL**	
MALE NON-SMOKER ISSUE AGE 55	**RATE OF RETURN (1): (Current)**	**6% (4.14% net)**
FEMALE NON-SMOKER ISSUE AGE 50	**(Guaranteed)**	**6% (3.89% net)**
$1,000,000 INITIAL SPECIFIED AMOUNT	**ASSUMED ANNUAL PREMIUM(2):**	**$10,000**

END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ASSUMING CURRENT COSTS			ASSUMING GUARANTEED COSTS		
		ACCUMULATION VALUE(3)	CASH VALUE(3)	DEATH BENEFIT(3)	ACCUMULATION VALUE(3)	CASH VALUE(3)	DEATH BENEFIT(3)
1	10,500	6,938	0	1,006,938	6,918	0	1,006,918
2	21,525	15,190	5,830	1,015,190	15,130	5,770	1,015,130
3	33,101	24,783	15,423	1,024,783	24,660	15,300	1,024,660
4	45,256	34,593	25,233	1,034,593	34,381	25,021	1,034,381
5	58,019	44,594	35,234	1,044,594	44,265	34,905	1,044,265
6	71,420	54,753	47,263	1,054,753	54,297	46,789	1,054,279
7	85,491	65,033	59,413	1,065,033	64,382	58,762	1,064,382
8	100,266	75,389	71,649	1,075,389	74,529	70,789	1,074,529
9	115,779	85,772	83,902	1,085,772	84,669	82,799	1,084,669
10	132,068	96,359	96,359	1,096,359	94,737	94,737	1,094,737
11	149,171	108,207	108,207	1,108,207	105,432	105,432	1,105,432
12	167,130	120,592	120,592	1,120,592	115,948	115,948	1,115,948
13	185,986	133,507	133,507	1,133,507	126,162	126,162	1,126,162
14	205,786	146,939	146,939	1,146,939	135,912	135,912	1,135,912
15	226,575	160,885	160,885	1,160,885	145,017	145,017	1,145,017
16	248,404	175,318	175,318	1,175,318	153,266	153,266	1,153,266
17	271,324	190,209	190,209	1,190,209	160,430	160,430	1,160,430
18	295,390	205,528	205,528	1,205,528	166,255	166,255	1,166,255
19	320,660	221,275	221,275	1,221,275	170,475	170,475	1,170,475
20	347,193	237,376	237,376	1,237,376	172,767	172,767	1,172,767
25	501,135	319,310	319,310	1,319,310	138,785	138,785	1,138,785
30	697,608	378,845	378,845	1,378,845	0	0	0
35	948,363	358,460	358,460	1,358,460	0	0	0
40	1,268,398	169,991	169,991	1,169,991	0	0	0
45	0	0	0	0	0	0	0
50	0	0	0	0	0	0	0

(1) For policy years 11 and thereafter, the illustrated net annual rate of return equals 4.14% on the current basis and 3.89% on the guaranteed basis.
(2) Assumes a $10,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT C, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
ENSEMBLE SURVIVORSHIP FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION II; ASSUMED HYPOTHETICAL GROSS ANNUAL
MALE NON-SMOKER ISSUE AGE 55 RATE OF RETURN (1): (Current) 0% (–1.86% net)
FEMALE NON-SMOKER ISSUE AGE 50 (Guaranteed) 0% (–2.11% net)
$1,000,000 INITIAL SPECIFIED AMOUNT ASSUMED ANNUAL PREMIUM(2): $10,000

		ASSUMING CURRENT COSTS			ASSUMING GUARANTEED COSTS		
END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ACCUMULATION VALUE(3)	CASH VALUE(3)	DEATH BENEFIT(3)	ACCUMULATION VALUE(3)	CASH VALUE(3)	DEATH BENEFIT(3)
1	10,500	6,458	0	1,006,458	6,438	0	1,006,438
2	21,525	13,790	4,430	1,013,790	13,733	4,373	1,013,733
3	33,101	21,954	12,594	1,021,954	21,841	12,481	1,021,841
4	45,256	29,792	20,432	1,029,792	29,604	20,244	1,029,604
5	58,019	37,275	27,915	1,037,275	36,994	27,634	1,036,994
6	71,420	44,371	36,881	1,044,371	43,982	36,492	1,043,982
7	85,491	51,045	45,425	1,051,045	50,532	44,912	1,050,532
8	100,266	57,257	53,517	1,057,257	56,606	52,866	1,056,606
9	115,779	62,963	61,093	1,062,963	62,162	60,292	1,062,162
10	132,068	68,346	68,346	1,068,346	67,149	67,149	1,067,149
11	149,171	74,325	74,325	1,074,325	72,162	72,162	1,072,162
12	167,130	80,216	80,216	1,080,216	76,471	76,471	1,076,471
13	185,986	85,990	85,990	1,085,990	79,977	79,977	1,079,977
14	205,786	91,612	91,612	1,091,612	82,550	82,550	1,082,550
15	226,575	97,060	97,060	1,097,060	84,047	84,047	1,084,047
16	248,404	102,286	102,286	1,102,286	84,313	84,313	1,084,313
17	271,324	107,245	107,245	1,107,245	83,179	83,179	1,083,179
18	295,390	111,890	111,890	1,111,890	80,470	80,470	1,080,470
19	320,660	116,161	116,161	1,116,161	76,010	76,010	1,076,010
20	347,193	119,973	119,973	1,119,973	69,583	69,583	1,069,583
25	501,135	128,254	128,254	1,128,254	0	0	0
30	697,608	97,263	97,263	1,097,263	0	0	0
35	0	0	0	0	0	0	0
40	0	0	0	0	0	0	0
45	0	0	0	0	0	0	0
50	0	0	0	0	0	0	0

(1) For policy years 11 and thereafter, the illustrated net annual rate of return equals –1.86% on the current basis and –2.11% on the guaranteed basis.
(2) Assumes a $10,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT C, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

Jefferson Pilot Financial Insurance Company and Subsidiary

Audited Consolidated Financial Statements

As of December 31, 1999 and for the year then ended

Contents

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Jefferson Pilot Financial Insurance Company and Subsidiary

We have audited the accompanying consolidated balance sheet of Jefferson Pilot Financial Insurance Company (a wholly-owned subsidiary of Jefferson Pilot Corporation) and subsidiary as of December 31, 1999, and the related consolidated statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jefferson Pilot Financial Insurance Company and subsidiary at December 31, 1999, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 4, 2000

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY AND SUBSIDIARY

Consolidated Balance Sheet

December 31, 1999
(*In Thousands, except for Share Amounts*)

Assets	
Invested assets	
Debt securities available-for-sale, at fair value (amortized cost—$3,043,854)	$2,920,793
Equity securities available-for-sale, at fair value (cost—$8,333)	9,686
Policy loans	267,335
Mortgage loans on real estate	441,836
Total investments	3,639,650
Cash and cash equivalents	49,158
Accrued investment income	59,876
Due from reinsurers	275,991
Deferred policy acquisition costs	208,209
Value of business acquired	510,825
Cost in excess of net assets acquired, net of accumulated amortization of $12,119	150,664
Property and equipment, net of accumulated depreciation of $9,184	9,611
Deferred federal income taxes	22,688
Assets held in separate accounts	1,274,866
Other assets	9,818
	$6,211,356
Liabilities	
Policy liabilities:	
Policyholder contract deposits	$2,841,387
Future policy benefits	649,691
Policy and contract claims	42,427
Premiums paid in advance	2,148
Other policyholders' funds	95,855
Total policy liabilities	3,631,508
Payable to affiliates	37,726
Liabilities related to separate accounts	1,274,866
Securities sold under repurchase agreements	166,570
Accrued expenses and other liabilities	141,941
	5,252,611
Commitments and contingent liabilities	—
Stockholder's equity	
Common stock, par value $5 per share, 600,000 shares authorized, issued and outstanding	3,000
Paid in capital	756,066
Retained earnings	236,305
Accumulated other comprehensive income—net unrealized losses on securities	(36,626)
	958,745
	$6,211,356

See notes to consolidated financial statements.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY AND SUBSIDIARY

Consolidated Statement of Income

Year ended December 31, 1999
(*In Thousands*)

Revenues	
Premiums and policy charges	$317,215
Net investment income	261,344
Realized investment losses	(720)
Other income (expense)	(239)
Total revenues	577,600
Benefits and expenses	
Policy benefits and claims	283,773
Commissions and operating expenses, net of deferrals	48,062
Amortization of intangibles	67,744
Taxes, licenses and fees	20,311
Total benefits and expenses	419,890
Income before federal income tax	157,710
Federal income tax expense:	
Current	28,387
Deferred	27,025
	55,412
Net income	$102,298

See notes to consolidated financial statements.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY AND SUBSIDIARY

Consolidated Statement of Stockholder's Equity

(*In Thousands*)

	Common Stock	Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income—Net Unrealized Gains (Losses) on Securities	Total Stockholder's Equity
Balance, December 31, 1998	$3,000	$756,066	$134,007	$ 42,103	$935,176
Net income	—	—	102,298	—	102,298
Other comprehensive income	—	—	—	(78,729)	(78,729)
Comprehensive income	—	—	—	—	23,569
Balance, December 31, 1999	$3,000	$756,066	$236,305	$(36,626)	$958,745

See notes to consolidated financial statements.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY AND SUBSIDIARY

Consolidated Statement of Cash Flows

Year ended December 31, 1999
(*In Thousands*)

Operating activities	
Net income	$ 102,298
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in future policy benefits, policy and contract claims and premiums paid in advance, net	7,242
Credits to policyholder accounts, net	(124,370)
Policy acquisition costs deferred, net of amortization	(95,250)
Net amortization of value of business acquired	31,325
Change in accrued investment income	(6,250)
Realized investment losses	720
Amortization of investment premiums	4,201
Provision for depreciation	6,417
Provision for deferred income tax	27,025
Change in receivables and asset accruals	(14,323)
Change in payables and expense accruals	78,929
Other operating activities, net	(10,533)
Net cash provided by operating activities	7,431
Investing activities	
Proceeds from sales of debt securities	239,384
Proceeds from maturities of debt securities	302,338
Proceeds from sales of equity securities	2,616
Purchases of debt securities	(627,847)
Purchases of equity securities	(2,600)
Mortgage loans originated	(167,280)
Repayments of mortgage loans	6,936
Policy loans issued, net of repayments	(21,045)
Net cash used in investing activities	(267,498)
Financing activities	
Deposits credited to policyholders' funds	440,343
Withdrawals from policyholders' funds	(200,888)
Proceeds from securities sold under repurchase agreements	64,440
Decrease in loans payable	(1,184)
Net cash provided by financing activities	302,711
Net increase in cash and cash equivalents	42,644
Cash and cash equivalents, beginning of period	6,514
Cash and cash equivalents, end of period	$ 49,158

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Jefferson Pilot Financial Insurance Company and Subsidiary
December 31, 1999

1. Basis of Presentation

Nature of Operations

Jefferson Pilot Financial Insurance Company is a wholly-owned subsidiary of Jefferson-Pilot Corporation (Parent) and is principally engaged in the sale of individual life insurance and investment products. These products are marketed primarily through personal producing general agents throughout the United States.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) and include the accounts of Jefferson Pilot Financial Insurance Company (the Company) and its subsidiary, Jefferson Pilot LifeAmerica Insurance Company. Significant inter-company transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are asset valuation allowances, policy liabilities, deferred policy acquisition costs, value of business acquired and the potential effects of resolving litigated matters.

Cash and Cash Equivalents

The Company includes with cash and cash equivalents its holdings of short-term investments which are highly liquid investments that mature within three months of the date of acquisition.

Invested Assets

Debt and equity securities are classified as securities available-for-sale, stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs and value of business acquired.

Policy loans are carried at the unpaid balances.

Mortgage loans on real estate are stated at the unpaid balances, net of allowances for unrecoverable amounts. The Company's mortgage loan portfolio is comprised of conventional real estate mortgages collateralized by retail (27%), apartment (20%), industrial (22%), hotel (20%) and office (11%) properties.

Mortgage loan underwriting standards emphasize the credit status of a prospective borrower, quality of the underlying collateral and conservative loan-to-value relationships. Of stated mortgage loan balances as of December 31, 1999, 29% are due from borrowers in South Atlantic states, 21% are due from borrowers in West South Central states, 14% are due from borrowers in West North Central states, 11% are due from borrowers in East North Central states and 11% are due from borrowers in Pacific states. No other geographic region represents as much as 10% of December 31, 1999 mortgage loans.

Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Realized gains and losses on dispositions of securities are determined by the specific identification method.

Recognition of Revenues, Benefits, Claims and Expenses:

Universal Life Products

Universal life products include universal life insurance, variable universal life insurance and other interest-sensitive life insurance policies. Revenues for universal life products consist of policy charges for the cost of

2. Summary of Significant Accounting Policies—Continued

insurance, policy administration and surrenders that have been assessed against policy account balances during the period.

Policy fund liabilities for universal life and other interest-sensitive life insurance policies are computed in accordance with the retrospective deposit method and represent policy account balances before surrender charges. Policy fund assets and liabilities for variable universal life insurance are segregated and recorded as separate account assets and liabilities. Separate account assets are carried at market values as of the balance sheet date and are invested by the Company at the direction of the policyholder. Investments are made in different portfolios in a series fund. Each of the portfolios has specific investment objectives and the investment income and investment gains and losses accrue directly to, and investment risk is borne by, the policyholders. Accordingly, operating results of the separate account are not included in the consolidated statement of income.

Policy claims that are charged to expense include claims incurred in the period in excess of related policy account balances. Other policy benefits include interest credited to universal life and other interest-sensitive life insurance policies. Interest crediting rates ranged from 4.35% to 6.60% in 1999.

Investment Products

Investment products include flexible premium annuities, structured settlement annuities and other supplementary contracts without life contingencies. Revenues for investment products consist of policy charges for the cost of insurance, policy administration and surrenders that have been assessed against policy account balances during the period. Deposits for these products are recorded as policy fund liabilities, which are increased by interest credited to the liabilities and decreased by withdrawals and policy charges assessed against the contract holders. Interest crediting rates generally ranged from 4% to 9.5% in 1999.

Traditional Life Insurance Products

Traditional life insurance products include those products with fixed and guaranteed premiums and benefits. Premium revenues for traditional life insurance are recognized as revenues when due. The liabilities for future policy benefits are computed by the net level premium method based on estimated future investment yield, mortality and withdrawal experience. Interest rate assumptions ranged from 2% to 6% at December 31, 1999. Mortality is calculated principally on an experience multiple applied to select and ultimate tables in common usage in the industry. Estimated withdrawals are determined principally based on industry tables. Policy benefits and claims are charged to expense as incurred.

Policy and Contract Claims

The liability for policy and contract claims consists of the estimated amount payable for claims reported but not yet settled, and an estimate of claims incurred but not reported, which is based on historical experience, adjusted for trends and circumstances. Management believes that the recorded liability is sufficient to provide for the associated claims adjustment expenses.

Reinsurance

Reinsurance receivables include amounts recoverable from reinsurers related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policy benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies.

Deferred Policy Acquisition Costs and Value of Business Acquired

Costs related to obtaining new business, including commissions, certain costs of underwriting and issuing policies and certain agency office expenses, all of which vary with and are primarily related to the production of new business, have been deferred.

Jefferson Pilot Financial Insurance Company and Subsidiary
December 31, 1999

2. Summary of Significant Accounting Policies—Continued

Deferred Policy Acquisition Costs and Value of Business Acquired (continued)

Deferred policy acquisition costs for traditional life insurance polices are amortized over the premium paying periods of the related contracts using the same assumptions for anticipated premium revenue that are used to compute liabilities for future policy benefits. For universal life and investment products, these costs are amortized at a constant rate based on the present value of the estimated future gross profits to be realized over the terms of the contracts, not to exceed 25 years.

Value of business acquired represents the actuarially determined present value of anticipated profits to be realized from life insurance and annuity business purchased, using the same assumptions used to value the related liabilities. Amortization of the value of business acquired occurs over the related contract periods, using current crediting rates to accrete interest and a constant amortization rate based on the present value of expected future profits.

The carrying amounts of deferred-policy acquisition costs and value of business acquired related to universal life and investment contracts is adjusted to reflect the effects that the unrealized gains or losses on investments classified as available-for-sale would have had on the present value of estimated gross profits had such gains or losses actually been realized. This adjustment is excluded from income and charged or credited directly to accumulated other comprehensive income, net of applicable deferred income tax. The carrying amounts of deferred policy acquisition costs and value of business acquired is also adjusted for the effect of realized gains and losses.

The carrying amounts of deferred policy acquisition costs and value of business acquired are reviewed periodically to determine that the unamortized portion does not exceed expected recoverable amounts. No impairment adjustments have been reflected in earnings in 1999.

Cost in Excess of Assets Acquired

The excess of Jefferson-Pilot's purchase price over the fair value of assets acquired, which has been "pushed down" to the Company level for financial reporting purposes, is being amortized on a straight-line basis over 35 years. Carrying amounts are regularly reviewed for indications of value impairment, with consideration given to financial performance and other relevant factors.

Property and Equipment

Property and equipment used in operations are carried at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated remaining useful lives of the assets.

Federal Income Taxes

The Company is not included in the Parent's consolidated tax return, but instead files its own return with its wholly-owned subsidiary.

Deferred income tax assets and liabilities are recorded on the differences between the tax bases of assets and liabilities and the amounts at which they are reported in the financial statements. Recorded amounts are adjusted to reflect changes in income tax rates and other tax law provisions as they become enacted.

New Accounting Pronouncement

Effective January 1, 2001, the Company will adopt SFAS 133, "*Accounting for Derivative Instruments and for Hedging Activities*". SFAS 133 requires companies to recognize all derivatives on the balance sheet at fair value and establishes special accounting rules for hedging activities. The effect of the hedge accounting rules is to permit a company to offset changes in fair value or cash flows of both the hedged item and hedging instrument in earnings in the same period. Changes in the fair value of derivatives that do not qualify for hedge accounting are reported in earnings in the period of the change. Based on the limited nature of the Company's use of derivatives and hedging activities, adoption of this pronouncement is not expected to have a material impact on the Company's financial position or results of operations.

3. Invested Assets

Aggregate amortized cost, aggregate fair value and gross unrealized gains and losses of debt securities available-for-sale at December 31, 1999 were as follows (*in thousands*):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury obligations and direct obligations of U.S. government agencies	$ 78,201	$ 409	$ 238	$ 78,372
Corporate bonds	2,106,958	4,379	92,674	2,018,663
Obligations of states and political subdivisions	482	—	127	355
Mortgage-backed securities	858,096	2,028	36,848	823,276
Redeemable preferred stocks	117	10	—	127
Total debt securities	$3,043,854	$6,826	$129,887	$2,920,793

Aggregate amortized cost and aggregate fair value of debt securities at December 31, 1999 by contractual maturity were as follows *(in thousands)*:

	Amortized Cost	Fair Value
Due in one year or less	$ 37,886	$ 37,876
Due after one year through five years	242,222	240,843
Due after five years through ten years	727,821	694,374
Due after ten years	559,453	541,688
Amounts not due at a single maturity date	1,476,472	1,406,012
	$3,043,854	$2,920,793

Actual future maturities will differ from the contractual maturities shown because the issuers of certain debt securities have the right to call or prepay the amounts due to the Company, with or without penalty.

The sources of net investment income for the year ended December 31, 1999 were as follows *(in thousands)*:

Debt securities	$226,627
Equity securities	853
Policy loans	18,936
Mortgage loans	28,010
Other	1,012
Gross investment income	275,438
Investment expenses	14,094
Net investment income	$261,344

Realized investment gains and (losses) for the year ended December 31, 1999 were as follows (*in thousands*):

Debt securities	$ 2
Equity securities	(95)
Real estate	222
Increase in mortgage loan valuation allowance	(863)
Amortization of value of business acquired	14
Realized investment losses	$(720)

Gross realized gains and (losses) on available-for-sale securities were $2,725 thousand and $(2,818) thousand, for the year ended December 31, 1999.

3. Invested Assets—Continued

The changes in unrealized gains (losses) on securities classified as available-for-sale for the Company for the year ended December 31, 1999 were as follows *(in thousands)*:

Change in equity securities	$ (966)
Change in debt securities	(260,130)
Change in value of business acquired adjustment	139,974
	(121,122)
Deferred income taxes	42,393
Change in net unrealized gains (losses)	$ (78,729)

The Company participates in a securities lending program. The Company generally receives cash collateral in an amount that is in excess of the market value of the securities loaned. Market values of securities loaned and collateral are monitored daily, and additional collateral is obtained as necessary. At December 31, 1999, the market value of securities loaned and collateral received amounted to $25.6 million and $26.2 million, respectively.

The allowance for credit losses on mortgage loans increased from $3.6 at December 31, 1998 to $4.5 million at December 31, 1999.

4. Derivatives

Use of Derivatives

The Company's investment policy permits the use of derivative financial instruments such as interest rate swaps in certain circumstances. At December 31, 1999, such interest rate swaps are held to modify specific floating-rate direct investments. The notional amount is $60 million, with the Company receiving an average fixed rate of 7.45% and paying an average floating rate of 5.39% based primarily on the 3 month and 6 month LIBOR rates.

The interest rate swaps are used to reduce the impact of interest rate fluctuations on specific floating-rate direct investments. Interest is exchanged periodically on the notional value, with the Company receiving a fixed rate and paying a short-term LIBOR rate on a net exchange basis. The net amount received or paid under swaps is reflected as an adjustment to investment income. All of the hedges are of investments classified as available-for-sale, and net unrealized gains and losses, net of the effects of income taxes and the impact on deferred policy acquisition costs and the value of business acquired, are not significant and are included in accumulated other comprehensive income in stockholder's equity as of December 31, 1999.

Credit and Market Risk

The Company is exposed to credit risk in the event of non-performance by counterparties to swap agreements. The Company limits this exposure by entering into swap agreements with counterparties having high credit ratings and by regularly monitoring the ratings.

The Company's credit exposure on swaps is limited to the fair value of swap agreements that are favorable to the Company. The Company does not expect any counterparty to fail to meet its obligation; however, non-performance would not have a material adverse effect on the Company's financial position or results of operations.

The Company's exposure to market risk is mitigated by the offsetting effects of changes in the value of swap agreements and the related direct investments. The Company routinely monitors correlation between hedged items and hedging instruments. In the event a hedge relationship is terminated or loses correlation, any related hedging instrument that remained would be marked-to-market through income. If the hedging instrument is terminated, any gain or loss is deferred and amortized over the remaining life of the hedged asset.

Jefferson Pilot Financial Insurance Company and Subsidiary
December 31, 1999

5. Deferred Policy Acquisition Costs and Value of Business Acquired

Policy acquisition costs deferred and the related amortization charged to income for the year ended December 31, 1999 were as follows (*in thousands*):

Beginning balance	$112,959
Deferral:	
Commissions	85,032
Other	24,964
	109,996
Amortization	(14,746)
Ending balance	$208,209

Changes in the value of business acquired for the year ended December 31, 1999 were as follows (*in thousands)*:

Beginning balance	$402,176
Deferral of commissions and accretion of interest	17,030
Amortization	(48,369)
Adjustment related to realized gains on debt securities	14
Adjustment related to unrealized gains on securities available-for-sale	139,974
Ending balance	$510,825

Expected approximate amortization percentages of the value of business acquired as of December 31, 1999 over the next five years were as follows:

Year ending December 31:	
2000	10.3%
2001	9.0%
2002	8.1%
2003	7.2%
2004	6.4%

6. Federal Income Taxes

The tax effects of temporary differences that gave rise to deferred income tax liabilities and assets at December 31, 1999 are as follows *(in thousands)*:

Deferred income tax assets:	
Future policy benefits and policy fund balances	$123,034
Net unrealized losses on securities	19,721
Other	31,259
Total	174,014
Deferred income tax liabilities:	
Value of business acquired	124,918
Deferred policy acquisition costs	448
Other	25,960
Total	151,326
Net deferred income tax asset	$ 22,688

Jefferson Pilot Financial Insurance Company and Subsidiary
December 31, 1999

6. Federal Income Taxes—Continued

Under prior federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus". The Company has approximately $13.5 million of untaxed "Policyholders' Surplus" on which no payment of federal income taxes will be required unless it is distributed as a dividend, or under other specified conditions. The Clinton administration is proposing to tax, as part of its 2001 budget initiative, the "Policyholders' Surplus" over a five-year period. No related deferred tax liability has been recognized for the potential tax which would approximate $4.7 million under current proposed rates.

Federal income taxes paid in 1999 were $19.3 million.

7. Pensions

The Company's employees participate in the Parent's defined benefit pension plans covering substantially all employees. The plans are noncontributory and are funded through group annuity contracts issued by Jefferson-Pilot Life Insurance Company, an affiliate. The assets of the plan are those of the related contracts, and are primarily held in the separate accounts of Jefferson-Pilot Life Insurance Company. The plans provide benefits based on annual compensation and years of service. The funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes. The plans are administered by the Parent.

Pension costs allocated to the Company for the year ended December 31, 1999, were $1.5 million.

8. Other Postretirement Benefits

The Company provides certain other postretirement benefits, principally health care and life insurance, to retired employees and their beneficiaries and covered dependents. Postretirement costs of the Company that were allocated from the Parent amounted to approximately $116 thousand for the year ended December 31, 1999.

9. Commitments and Contingent Liabilities

The Company leases electronic data processing equipment and field office space under noncancelable operating lease agreements. The lease terms generally range from three to five years. Neither annual rent nor future rental commitments are significant.

The Company routinely enters into commitments to extend credit in the form of mortgage loans and to purchase certain debt securities for its investment portfolio in private placement transactions. The fair value of outstanding commitments to fund mortgage loans and to acquire debt securities in private placement transactions, which are not reflected in the consolidated balance sheet, approximates $1.6 million as of December 31, 1999.

In the normal course of business, the Company and its subsidiary are parties to various lawsuits. Because of the considerable uncertainties that exist, the Company cannot predict the outcome of pending or future litigation. However, management believes that the resolution of pending legal proceedings will not have a material adverse effect on the Company's financial position or results of operations.

10. Reinsurance

The Company attempts to reduce its exposure to significant individual claims by reinsuring portions of certain life insurance contracts written. The maximum amount of individual life insurance retained on any one life, including accidental death benefits, is $1.5 million.

Jefferson Pilot Financial Insurance Company and Subsidiary
December 31, 1999

10. Reinsurance—Continued

The effect of reinsurance on the premiums and policy charges in the consolidated statement of income for the year ended December 31, 1999 was as follows *(in thousands)*:

	Direct Amount	Ceded to Other Companies	Net Amount
Total premiums and policy charges	$382,529	$65,314	$317,215

Reinsurance recoveries which have been deducted from benefits, claims and expenses in the consolidated statement of income for the Company were $53,398.

Reinsurance contracts do not relieve the Company from its primary obligation to policyholders. Therefore, the failure of a reinsurer to discharge its reinsurance obligations could result in a loss to the Company. The Company regularly evaluates the financial condition of its reinsurers and monitors concentrations of credit risk related to reinsurance activities. No significant credit losses resulted from the Company's reinsurance activities during the year ended December 31, 1999.

As of December 31, 1999, the Company had a reinsurance recoverable of $87 million from a single reinsurer, pursuant to a 50% coinsurance agreement. The Company and the reinsurer are joint and equal owners in $191 million of securities and short-term investments as of December 31, 1999, 50% of which is included in investments in the accompanying consolidated balance sheet.

11. Statutory Financial Information

The Company prepares financial statements on the basis of statutory accounting practices (SAP) prescribed or permitted by the New Hampshire Department of Insurance. Prescribed SAP include a variety of publications of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompass all accounting practices not so prescribed. The impact of permitted accounting practices on statutory capital and surplus is not significant for the Company.

The principal differences between SAP and generally accepted accounting principles (GAAP) as they relate to the financial statements of the Company are (1) policy acquisition costs are expensed as incurred under SAP, whereas they are deferred and amortized under GAAP, (2) amounts collected from holders of universal life-type and investment products are recognized as premiums when collected under SAP, but are initially recorded as contract deposits under GAAP, with cost of insurance recognized as revenue when assessed and other contract charges recognized over the periods for which services are provided, (3) the classification and carrying amounts of investments in certain securities are different under SAP than under GAAP, (4) the criteria for providing asset valuation allowances, and the methodologies used to determine the amounts thereof, are different under SAP than under GAAP, (5) the timing of establishing certain reserves, and the methodologies used to determine the amounts thereof, are different under SAP than under GAAP, (6) no provision is made for deferred income taxes under SAP, and (7) certain assets are not admitted for purposes of determining surplus under SAP.

Reported capital and surplus on a statutory basis at December 31, 1999 was $307.8 million. Reported statutory net income for the year ended December 31, 1999 was $73.5 million.

The amount of GAAP equity in excess of statutory surplus is unavailable for distribution. In addition, various state insurance laws restrict the Company and its insurance subsidiary as to the amount of dividends from statutory surplus they may pay without the prior approval of regulatory authorities. The restrictions generally are based on net gains from operations and on certain levels of surplus as determined in accordance with statutory accounting practices. Dividends in excess of such thresholds are considered "extraordinary" and require prior regulatory approval.

11. Statutory Financial Information—Continued

Risk-Based Capital ("RBC") requirements promulgated by the NAIC require life insurers to maintain minimum capitalization levels that are determined based on formulas incorporating credit risk, interest rate risk and general business risk. As of December 31, 1999, the Company's adjusted capital and surplus exceeded its authorized control level RBC.

The NAIC Codification of Statutory Accounting Principles (Codification) has been completed. The purpose of Codification is to create uniformity in statutory financial reporting across states. Codification must be adopted by individual states before it will have any bearing on the statutory reporting requirements of their domiciliary companies. The NAIC is encouraging the states to adopt Codification as soon as possible, with an implementation date of January 1, 2001. The Company does not expect implementation to have a material impact on its statutory surplus; however, implementation is expected to result in a net reduction of statutory surplus and RBC throughout the insurance industry.

12. Transactions with Affiliated Companies

The Company has entered into service agreements with the Parent and other subsidiaries of the Parent for personnel and facilities usage, general management services and investment management services. The Company expensed $62 million for general management and investment services provided by Jefferson-Pilot Life Insurance Company, another wholly-owned subsidiary of the Parent of which $35.5 million remained payable at December 31, 1999. The remainder of the payable to affiliates at year end was due to other affiliates.

13. Fair Values of Financial Instruments

Fair values of financial instruments are based on quoted market prices where available. Fair values of financial instruments for which quoted market prices are not available are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rates and the estimates of future cash flows. Certain financial instruments, particularly insurance contracts, are excluded from fair value disclosure requirements.

The methods and assumptions used to estimate the fair value of financial instruments are as follows:

- Fair values of debt securities with active markets are based on quoted market prices. For debt securities that trade in less active markets, fair values are obtained from independent pricing services. Fair values of debt securities are principally a function of current interest rates.
- Fair values of equity securities are based on quoted market prices.
- The carrying value of cash and cash equivalents approximates fair value due to the short maturities of these assets.
- Fair values of policy loans and mortgage loans are estimated using discounted cash flow analyses.
- Fair values of separate account assets and liabilities are reflected in the consolidated balance sheet.
- Fair values of securities sold under repurchase agreements approximate carrying values, which include accrued interest.

Jefferson Pilot Financial Insurance Company and Subsidiary
December 31, 1999

13. Fair Values of Financial Instruments—Continued

The carrying value and fair value of financial instruments at December 31, 1999 were as follows *(in thousands)*:

	Carrying Value	Fair Value
Financial Assets		
Debt securities available-for-sale	$2,920,793	$2,920,793
Equity securities available-for-sale	9,686	9,686
Cash and cash equivalents	49,158	49,158
Policy loans	267,335	327,025
Mortgage loans on real estate	441,836	411,008
Financial Liabilities		
Securities sold under repurchase agreements	166,570	166,570

Securities sold under repurchase agreements with a single counterparty, Credit Suisse First Boston Corporation, totalled $101.5 million at December 31, 1999, and had an average maturity date of March 8, 2000.

14. Other Comprehensive Income

Comprehensive income and its components are displayed in the accompanying statement of stockholder's equity. Currently, the only element of other comprehensive income applicable to the Company is changes in unrealized gains and losses on securities classified as available-for-sale, which are displayed in the following table, along with related tax effects. See Note 3 for further detail of changes in unrealized gains on securities available-for-sale for the year ended December 31, 1999 *(in thousands):*

Unrealized holding losses arising during period, before taxes	$(121,200)
Income taxes	42,420
Unrealized holding losses arising during period, net of taxes	(78,780)
Less reclassification adjustment:	
Losses realized in net income, before taxes	(79)
Income taxes	28
Reclassification adjustment for gains realized in net income	(51)
Other comprehensive income—net unrealized gains	$ (78,729)

15. Impact of Year 2000 (Unaudited)

The Company's administrative and financial reporting systems are shared among numerous insurance affiliates within the consolidated Jefferson-Pilot Corporation group. In prior years, the Parent discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, the Parent completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Parent experienced no significant disruptions in critical information technology systems and believes those systems successfully responded to the Year 2000 date change. The Parent expensed approximately $20.6 million to date in connection with remediating its systems. The Parent is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. The Parent will continue to monitor its critical computer applications and those of its vendors throughout the Year 2000 to ensure that any latent Year 2000 matters that arise are addressed promptly.

REPORT OF INDEPENDENT AUDITORS

Contractholders of JPF Separate Account C
JPF Separate Account C
The Board of Directors, JPF Separate Account C

We have audited the accompanying statement of assets and liabilities of the JPF Separate Account C as of December 31, 1999, and the related statements of operations and changes in net assets for each of the periods indicated therein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1999, by correspondence with the fund managers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JPF Separate Account C at December 31, 1999, and the results of its operations and the changes in its net assets for each of the periods indicated therein in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Boston, Massachusetts
March 23, 2000

STATEMENT OF ASSETS AND LIABILITIES

JPF SEPARATE ACCOUNT C
December 31, 1999

	JPVF International Equity Division	JPVF World Growth Division	JPVF Global Hard Assets Division	JPVF Emerging Growth Division	JPVF Capital Growth Division	JPVF Small Company Division	JPVF Growth Division
ASSETS							
Investments at cost	$367,560	$151,756	$25,298	$ 757,867	$2,589,615	$245,978	$ 675,952
Investments at market value	$435,659	$164,864	$25,849	$1,128,189	$3,246,119	$293,152	$1,043,017
Net premiums receivable (payable)	24	(14)	(2)	(32)	40,578	(24)	40,922
TOTAL NET ASSETS	$435,683	$164,850	$25,847	$1,128,157	$3,286,697	$293,128	$1,083,939
UNITS OUTSTANDING	32,854	12,952	2,613	67,118	244,154	23,712	61,177
NET ASSET VALUE PER UNIT	$ 13.262	$ 12.729	$ 9.891	$ 16.810	$ 13.463	$ 12.363	$ 17.719

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

JPF SEPARATE ACCOUNT C
December 31, 1999

	JPVF Growth & Income Division	JPVF Balanced Division	JPVF High Yield Division	JPVF Money Market Division	Fidelity VIP II Contrafund Division	Fidelity VIP Equity Income Division	Fidelity VIP Growth Division
ASSETS							
Investments at cost	$343,010	$341,103	$96,595	$1,543,827	$1,259,573	$602,210	$1,572,644
Investments at market value	$336,924	$384,123	$90,465	$1,566,981	$1,430,879	$598,910	$1,888,766
Accrued investment income			7,424				
Net premiums receivable (payable)	(28)	(31)	(8)	(128)	(57)	11	81,355
TOTAL NET ASSETS	$336,896	$384,092	$97,881	$1,566,853	$1,430,822	$598,921	$1,970,121
UNITS OUTSTANDING	33,973	30,999	9,996	153,053	120,854	55,941	153,388
NET ASSET VALUE PER UNIT	$ 9.917	$ 12.392	$ 9.793	$ 10.238	$ 11.840	$ 10.707	$ 12.845

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

JPF SEPARATE ACCOUNT C
December 31, 1999

	Fidelity VIP II Index 500 Division	MFS Research Division	MFS Utilities Division	Oppenheimer Bond Division	Oppenheimer Strategic Bond Division	Templeton International II Division
ASSETS						
Investments at cost	$3,153,427	$230,594	$401,235	$248,063	$59,010	$434,126
Investments at market value	$3,453,873	$272,087	$472,581	$248,200	$60,354	$488,508
Net premiums payable	(283)	(22)	(39)	(20)	(5)	(40)
TOTAL NET ASSETS	$3,453,590	$272,065	$472,542	$248,180	$60,349	$488,468
UNITS OUTSTANDING	299,138	22,517	35,088	25,022	6,026	38,367
NET ASSET VALUE PER UNIT	$ 11.546	$ 12.084	$ 13.468	$ 9.919	$10.016	$ 12.733

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

JPF SEPARATE ACCOUNT C
December 31, 1999

	JPM Bond Division	JPM Equity Division	JPM Small Company Division	JPM Int'l Equity Division
ASSETS				
Investments at cost	$6,287,615	$12,901,948	$5,042,328	$ 8,406,987
Investments at market value	$6,502,708	$15,568,897	$6,792,598	$10,211,840
Net premiums payable	(346)	(830)	(362)	(544)
TOTAL NET ASSETS	$6,502,362	$15,568,067	$6,792,236	$10,211,296
UNITS OUTSTANDING	481,270	531,753	259,353	549,443
NET ASSET VALUE PER UNIT	$ 13.512	$ 29.278	$ 26.191	$ 18.586

See notes to financial statements.

STATEMENT OF OPERATIONS

JPF SEPARATE ACCOUNT C

	JPVF International Equity Division	JPVF World Growth Division	JPVF Global Hard Assets Division	JPVF Emerging Growth Division	JPVF Capital Growth Division	JPVF Small Company Division	JPVF Growth Division
	Period from February 23, 1999(a) to December 31, 1999	Period from March 4, 1999(a) to December 31, 1999	Period from March 13, 1999(a) to December 31, 1999	Period from February 23, 1999(a) to December 31, 1999	Period from February 23, 1999(a) to December 31, 1999	Period from February 23, 1999(a) to December 31, 1999	Period from March 2, 1999(a) to December 31, 1999
Investment Income:							
Dividend income	$ —	$ 1	$ —	$ —	$ —	$ 13	$ —
Distributions of realized gains........	—	3	—	—	5,714	248	1,030
	—	4	—	—	5,714	261	1,030
Expenses:							
Mortality and expense risk charge...........	1,627	579	74	3,112	11,809	897	3,354
Net investment loss	(1,627)	(575)	(74)	(3,112)	(6,095)	(636)	(2,324)
Gain (loss) on investments							
Net realized gain (loss) on investments	2,323	814	(19)	4,123	7,916	343	3,738
Net unrealized gain on investments..........	68,099	13,108	551	370,322	656,504	47,174	367,065
Net gain on investments..........	70,422	13,922	532	374,445	664,420	47,517	370,803
Increase in net assets from operations	$68,795	$13,347	$458	$371,333	$658,325	$46,881	$368,479

(a) Commencement of operations

See notes to financial statements.

STATEMENT OF OPERATIONS

JPF SEPARATE ACCOUNT C

	JPVF Growth & Income Division	JPVF Balanced Division	JPVF High Yield Division	JPVF Money Market Division	Fidelity VIP II Contrafund Division	Fidelity VIP Equity Income Division	Fidelity VIP Growth Division
	Period from April 19, 1999(a) to December 31, 1999	Period from March 1, 1999(a) to December 31, 1999	Period from April 21, 1999(a) to December 31, 1999	Period from May 4, 1999(a) to December 31, 1999	Period from February 23, 1999(a) to December 31, 1999	Period from March 1, 1999(a) to December 31, 1999	Period from February 23, 1999(a) to December 31, 1999
Investment Income:							
Dividend income	$ —	$ —	$ 7,424	$ —	$ —	$ —	$ —
Distributions of realized gains........	—	33	—	—	—	—	—
	—	33	7,424	—	—	—	—
Expenses:							
Mortality and expense risk charge...........	1,233	1,146	348	7,959	4,941	2,419	6,980
Net investment income (loss).	(1,233)	(1,113)	7,076	(7,959)	(4,941)	(2,419)	(6,980)
Gain (loss) on investments							
Net realized gain (loss) on investments	(778)	573	(77)	12,753	584	(2,179)	7,259
Net unrealized gain (loss) on investments..........	(6,085)	43,020	(6,130)	23,154	171,306	(3,300)	316,122
Net gain (loss) on investments..........	(6,863)	43,593	(6,207)	35,907	171,890	(5,479)	323,381
Increase (decrease) in net assets from operations	$(8,096)	$42,480	$ 869	$27,948	$166,949	$(7,898)	$316,401

(a) Commencement of operations

See notes to financial statements.

STATEMENT OF OPERATIONS

JPF SEPARATE ACCOUNT C

	Fidelity VIP II Index 500 Division	MFS Research Division	MFS Utilities Division	Oppenheimer Bond Division	Oppenheimer Strategic Bond Division	Templeton International II Division
	Period from February 23, 1999(a) to December 31, 1999	Period from February 23, 1999(a) to December 31, 1999	Period from March 2, 1999(a) to December 31, 1999	Period from March 2, 1999(a) to December 31, 1999	Period from May 11, 1999(a) to December 31, 1999	Period from March 11, 1999(a) to December 31, 1999
Investment Income:						
Dividend income	$ —	$ 91	$ 474	$ 44	$ —	$ 54
Distributions of realized gains	—	483	2,382	4	—	189
	—	574	2,856	49	—	243
Expenses:						
Mortality and expense risk charge	14,033	1,083	1,560	834	227	1,422
Net investment income (loss)	(14,033)	(509)	1,296	(786)	(227)	(1,179)
Gain (loss) on investments						
Net realized gain (loss) on investments	21,006	827	2,666	(215)	42	885
Net unrealized gain on investments	300,447	41,493	71,345	138	1,344	54,382
Net gain (loss) on investments	321,453	42,320	74,011	(77)	1,386	55,267
Increase (decrease) in net assets from operations	$307,420	$41,811	$75,307	$(863)	$1,159	$54,088

(a) Commencement of operations

See notes to financial statements.

STATEMENT OF OPERATIONS

JPF SEPARATE ACCOUNT C

	JPM Bond Division			JPM Equity Division		
	Year Ended December 31,			Year Ended December 31,		
	1999	1998	1997	1999	1998	1997
Investment Income:						
Dividend income	$ 157,202	$211,172	$140,731	$ 47,249	$ 59,408	$ 56,988
Distributions of realized gains	25,715	70,719	41,158	1,093,257	1,122,918	1,467,366
	182,917	281,891	181,889	1,140,506	1,182,326	1,524,354
Expenses:						
Mortality and expense risk charge	43,722	41,128	34,460	87,610	66,882	53,370
Net Investment Income	139,195	240,763	147,429	1,052,896	1,115,444	1,470,984
Gain (loss) on investments						
Net realized gain on investments	39,051	16,946	4,420	46,986	23,096	20,069
Net unrealized gain (loss) on investments	(292,233)	185,534	322,800	1,116,015	975,719	204,260
Net gain (loss) on investments	(253,182)	202,480	327,220	1,163,001	998,815	224,329
Increase (decrease) in net assets from operations	$(113,987)	$443,243	$474,649	$2,215,897	$2,114,259	$1,695,313

See notes to financial statements.

STATEMENT OF OPERATIONS

JPF SEPARATE ACCOUNT C

	JPM Small Company Division			JPM International Equity Division		
	Year Ended December 31,			Year Ended December 31,		
	1999	1998	1997	1999	1998	1997
Investment Income:						
Dividend income	$ 3,488	$ 6,349	$ 11,006	$ 74,154	$ 94,927	$ 217,676
Distributions of realized gains	139,901	183,024	579,516	282,839	271,211	685,191
	143,389	189,373	590,522	356,993	366,138	902,867
Expenses:						
Mortality and expense risk charge	31,439	29,939	26,511	49,903	43,148	42,648
Net investment income	111,950	159,434	564,011	307,090	322,990	860,219
Gain (loss) on investments						
Net realized gain (loss) on investments	7,473	(51,808)	4,007	14,424	(34,242)	42,615
Net unrealized gain (loss) on investments	1,914,682	(471,622)	221,164	2,191,122	(53,048)	(613,175)
Net gain (loss) on investments	1,922,155	(523,430)	225,171	2,205,546	(87,290)	(570,560)
Increase (decrease) in net assets from operations	$2,034,105	$(363,996)	789,182	$2,512,636	$235,700	$ 289,659

STATEMENT OF CHANGES IN NET ASSETS

JPF SEPARATE ACCOUNT C

	JPVF International Equity Division	JPVF World Growth Division	JPVF Global Hard Assets Division	JPVF Emerging Growth Division	JPVF Capital Growth Division	JPVF Small Company Division	JPVF Growth Division
	Period from February 23, 1999(a) to December 31, 1999	**Period from March 4, 1999(a) to December 31, 1999**	**Period from March 13, 1999(a) to December 31, 1999**	**Period from February 23, 1999(a) to December 31, 1999**	**Period from February 23, 1999(a) to December 31, 1999**	**Period from February 23, 1999(a) to December 31, 1999**	**Period from March 2, 1999(a) to December 31, 1999**
INCREASE IN NET ASSETS							
Operations:							
Net investment income (loss)	$ (1,627)	$ (575)	$ (74)	$ (3,112)	$ (6,095)	$ (636)	$ (2,324)
Net realized gain (loss) on investments	2,323	814	(19)	4,123	7,916	343	3,738
Net unrealized gain on investments	68,099	13,108	551	370,322	656,504	47,174	367,065
Increase in net assets from operations	68,795	13,347	458	371,333	658,325	46,881	368,479
Contractholder transactions—Note F:							
Transfers of net premiums	72,457	47,437	242	114,011	771,422	80,706	160,204
Transfers from/to General Account and within Separate Account, net	336,169	116,768	25,907	712,819	2,128,393	185,092	597,551
Transfers of cost of insurance	(41,930)	(12,716)	(760)	(70,643)	(272,183)	(19,776)	(43,454)
Transfers on account of other terminations	192	14	—	637	740	225	1,159
Net increase in net assets derived from contractholder transactions	366,888	151,503	25,389	756,824	2,628,372	246,247	715,460
Net increase in net assets	435,683	164,850	25,847	1,128,157	3,286,697	293,128	1,083,939
Balance at beginning of period	—	—	—	—	—	—	—
Balance at end of period	$435,683	$164,850	$25,847	$1,128,157	$3,286,697	$293,128	$1,083,939

(a) Commencement of operations

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

JPF SEPARATE ACCOUNT C

	JPVF Growth & Income Division	JPVF Balanced Division	JPVF High Yield Division	JPVF Money Market Division	Fidelity VIP II Contrafund Division	Fidelity VIP Equity Income Division	Fidelity VIP Growth Division
	Period from April 19, 1999(a) to December 31, 1999	Period from March 1, 1999(a) to December 31, 1999	Period from April 21, 1999(a) to December 31, 1999	Period from May 4, 1999(a) to December 31, 1999	Period from February 23, 1999(a) to December 31, 1999	Period from March 1, 1999(a) to December 31, 1999	Period from February 23, 1999(a) to December 31, 1999
INCREASE IN NET ASSETS							
Operations:							
Net investment income (loss)	$ (1,233)	$ (1,113)	$ 7,076	$ (7,959)	(4,941)	$ (2,419)	$ (6,980)
Net realized gain (loss) on investments	(778)	573	(77)	12,753	584	(2,179)	7,259
Net unrealized gain (loss) on investments	(6,085)	43,020	(6,130)	23,154	171,306	(3,300)	316,122
Increase (decrease) in net assets from operations	(8,096)	42,480	869	27,948	166,949	(7,898)	316,401
Contractholder transactions—Note F:							
Transfers of net premiums	109,403	47,357	21,319	724,751	289,540	237,178	542,341
Transfers from/to General Account and within Separate Account, net	256,971	324,227	84,200	928,042	1,056,645	414,677	1,215,840
Transfers of cost of insurance	(21,128)	(30,146)	(8,410)	(113,854)	(83,639)	(42,674)	(100,704)
Transfers on account of other terminations	(254)	174	(97)	(34)	1,327	(2,362)	(3,757)
Net increase in net assets derived from contractholder transactions	344,992	341,612	97,012	1,538,905	1,263,873	606,819	1,653,720
Net increase in net assets	336,896	384,092	97,881	1,566,853	1,430,822	598,921	1,970,121
Balance at beginning of period	—	—	—	—	—	—	—
Balance at end of period	$336,896	$384,092	$97,881	$1,566,853	1,430,822	$598,921	$1,970,121

(a) Commencement of operations

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

JPF SEPARATE ACCOUNT C

	Fidelity VIP II Index 500 Division	MFS Research Division	MFS Utilities Division	Oppenheimer Bond Division	Oppenheimer Strategic Bond Division	Templeton International II Division
	Period from February 23, 1999(a) to December 31, 1999	Period from February 23, 1999(a) to December 31, 1999	Period from March 2, 1999(a) to December 31, 1999	Period from March 2, 1999(a) to December 31, 1999	Period from May 11, 1999(a) to December 31, 1999	Period from March 11, 1999(a) to December 31, 1999
INCREASE IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (14,033)	$ (509)	$ 1,296	$ (786)	$ (227)	$ (1,179)
Net realized gain (loss) on investments	21,006	827	2,666	(215)	42	885
Net unrealized gain on investments	300,447	41,493	71,345	138	1,344	54,382
Increase (decrease) in net assets from operations	307,420	41,811	75,307	(863)	1,159	54,088
Contractholder transactions—Note F:						
Transfers of net premiums	917,224	79,397	151,701	31,653	18,988	138,740
Transfers from/to General Account and within Separate Account, net	2,560,670	172,857	278,799	243,604	45,619	324,453
Transfers of cost of insurance	(330,207)	(22,223)	(32,666)	(26,326)	(5,429)	(28,235)
Transfers on account of other terminations	(1,517)	223	(599)	112	12	(578)
Net increase in net assets derived from contractholder transactions	3,146,170	230,254	397,235	249,043	59,190	434,380
Net increase in net assets	3,453,590	272,065	472,542	248,180	60,349	488,468
Balance at beginning of period	—	—	—	—	—	—
Balance at end of period	$3,453,590	$272,065	$472,542	$248,180	$60,349	$488,468

(a) Commencement of operations

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

JPF SEPARATE ACCOUNT C

	JPM Bond Division			JPM Equity Division		
	Year Ended December 31,			Year Ended December 31,		
	1999	1998	1997	1999	1998	1997
INCREASE IN NET ASSETS						
Operations:						
Net investment income	$ 139,195	$ 240,763	$ 147,429	$ 1,052,896	$ 1,115,444	$1,470,984
Net realized gain on investments	39,051	16,946	4,420	46,986	23,096	20,069
Net unrealized gain (loss) on investments	(292,233)	185,534	322,800	1,116,015	975,719	204,260
Increase (decrease) in net assets from operations	(113,987)	443,243	474,649	2,215,897	2,114,259	1,695,313
Contractholder transactions—Note F:						
Transfers of net premiums	385,372	237,096	354,690	909,227	955,232	765,854
Transfers from/to General Account and within Separate Account, net	(205,577)	(51,582)	3,566,167	598,343	114,046	2,227,022
Transfers of cost of insurance	(113,486)	(101,923)	(78,877)	(112,983)	(85,488)	(57,566)
Transfers on account of other terminations	(4,462)	(190)	(745)	(5,234)	(24,822)	(4,631)
Net increase in net assets derived from contractholder transactions	61,847	83,401	3,841,235	1,389,353	958,968	2,930,679
Net increase (decrease) in net assets	(52,140)	526,644	4,315,884	3,605,250	3,073,227	4,625,992
Balance at beginning of period	6,554,502	6,027,858	1,711,974	11,962,817	8,889,590	4,263,598
Balance at end of period	$6,502,362	$6,554,502	$6,027,858	$15,568,067	$11,962,817	$8,889,590

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

JPF SEPARATE ACCOUNT C

	JPM Small Company Division			JPM International Equity Division		
	Year Ended December 31,			Year Ended December 31,		
	1999	1998	1997	1999	1998	1997
INCREASE IN NET ASSETS						
Operations:						
Net investment income	$ 111,950	$ 159,434	$ 564,011	$ 307,090	$ 322,990	$ 860,219
Net realized gain (loss) on investments	7,473	(51,808)	4,007	14,424	(34,242)	42,615
Net unrealized gain (loss) on investments	1,914,682	(471,622)	221,164	2,191,122	(53,048)	(613,175)
Increase (decrease) in net assets from operations	2,034,105	(363,996)	789,182	2,512,636	235,700	289,659
Contractholder transactions—Note F:						
Transfers of net premiums	353,650	457,027	463,334	400,829	375,553	509,514
Transfers from/to General Account and within Separate Account, net	(58,134)	(116,427)	1,237,752	666,881	(190,570)	1,597,555
Transfers of cost of insurance	(34,537)	(34,671)	(27,349)	(71,594)	(61,094)	(54,916)
Transfers on account of other terminations	1,011	836	2,389	(754)	2,269	(5,439)
Net increase in net assets derived from contractholder transactions	261,990	306,765	1,676,126	995,362	126,158	2,046,714
Net increase (decrease) in net assets	2,296,095	(57,231)	2,465,308	3,507,998	361,858	2,336,373
Balance at beginning of period	4,496,141	4,553,372	2,088,064	6,703,298	6,341,440	4,005,067
Balance at end of period	$6,792,236	$4,496,141	$4,553,372	$10,211,296	$6,703,298	$6,341,440

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

JPF SEPARATE ACCOUNT C
December 31, 1999

NOTE A—ORGANIZATION OF ACCOUNT

JPF Separate Account C (the "Separate Account") is a separate account of Jefferson Pilot Financial Insurance Company ("JP Financial"). The Separate Account is organized as a unit investment trust registered under the Investment Company Act of 1940 as amended. It was established for the purpose of funding flexible premium variable life insurance policies issued by JP Financial. As of December 31, 1999, the Separate Account is comprised of twenty-four investment divisions, eleven of which invest exclusively in the corresponding portfolios of the Jefferson-Pilot Variable Fund, Inc., four of which invests in Series Trust II, one of which invests in the Templeton International Fund, four of which invest in certain Fidelity Portfolios, two of which invest in certain Oppenheimer Funds, and two of which invest in certain MFS Funds, all diversified Series Investment Companies.

NOTE B—SIGNIFICANT ACCOUNTING POLICIES

Valuation of Investments: Investments in shares of the Trust are valued at the net asset value per share which is calculated each day the New York Stock Exchange is open for trading.

Investment Income: Dividend income and distributions of realized gains are recorded on the ex-dividend date.

Investment Transactions: Purchases and sales of shares of the Trust are recorded as of the trade date, the date the transaction is executed.

Federal Income Taxes: The operations of the Separate Account are included in the federal income tax return of JP Financial which is taxed as a life insurance company under the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the Separate Account.

Expenses: Currently, the Separate Account contains the net assets of two variable insurance policies, Ensemble SL and Heritage. A mortality and expense risk charge, payable to JP Financial, is accrued daily which will not exceed 1% and .65% of the average net asset value of each division of the Separate Account on an annual basis for Ensemble SL and Heritage, respectively.

Use of Estimates: The accompanying financial statements of the Separate Account have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Such estimates could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

NOTE C—AFFILIATED COMPANY TRANSACTIONS

Administrative services necessary for the operation of the Separate Account are provided by Jefferson Pilot Life Insurance Company, an affiliate of JP Financial. JP Financial is the principal underwriter of the variable insurance contracts that utilize the Separate Account. Jefferson Pilot Securities Corporation, an affiliate of the Company is the distributor.

NOTE D—DIVERSIFICATION REQUIREMENTS

Under the provisions of Section 817(h) of the Internal Revenue Code, a variable life insurance contract will be subject to federal income taxes on the income earned on the contract for any period for which the investments of the segregated assets account, on which the contract is based, are not adequately diversified. The code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

The Internal Revenue Service has issued regulations under Section 817(h) of the Code. The Company believes that the segregated asset account satisfies the current requirements of the regulations, and it intends that the segregated asset account will continue to meet such requirements.

NOTES TO FINANCIAL STATEMENTS—(Continued)

JPF Separate Account C
December 31, 1999

NOTE E—INVESTMENTS

In determining the net realized gain or loss on sales of shares of the Trust, the cost of shares sold has been determined on an average cost basis. For federal income tax purposes, the cost of shares owned at December 31, 1999 is the same as for financial reporting purposes.

Following is a summary of shares of each portfolio of the Trust owned by the respective divisions of the Separate Account and the related net asset values at December 31, 1999.

	Shares	Net Asset Value Per Share
JPVF International Equity Portfolio	27,111	$ 16.069385
JPVF World Growth Portfolio	6,322	26.076172
JPVF Global Hard Assets Portfolio	2,875	8.990947
JPVF Emerging Growth Portfolio	27,737	40.674453
JPVF Capital Growth Portfolio	82,672	39.265001
JPVF Small Company Portfolio	16,237	18.054505
JPVF Growth Portfolio	44,616	23.377614
JPVF Growth & Income Portfolio	16,793	20.063152
JPVF Balanced Portfolio	25,154	15.270695
JPVF High Yield Portfolio	9,846	9.188039
JPVF Money Market Portfolio	144,470	10.846432
Fidelity VIP II Contrafund Portfolio	49,087	29.150000
Fidelity VIP Equity Income Portfolio	23,295	25.710000
Fidelity VIP Growth Portfolio	34,385	54.930000
Fidelity VIP II Index 500 Portfolio	20,631	167.410000
MFS Research Series Portfolio	11,658	23.340000
MFS Utilities Series Portfolio	19,560	24.160000
Oppenheimer Bond Portfolio	21,545	11.520000
Oppenheimer Strategic Bond Portfolio	12,144	4.970000
Templeton International II	22,074	22.130000
JPM Bond Portfolio	578,533	11.240000
JPM Equity Portfolio	897,343	17.350000
JPM Small Company Portfolio	406,013	16.730000
JPM International Equity Portfolio	738,383	13.830000

NOTES TO FINANCIAL STATEMENTS

JPF SEPARATE ACCOUNT C
December 31, 1999

NOTE F—CONTRACTHOLDER TRANSACTIONS (Continued)

	For the period(a) February 23 through December 31, 1999			For the period(a) February 23 through December 31, 1999	
	Units	Amount		Units	Amount
JPVF International Equity			JPVF Small Company		
Issuance of units	43,392	$ 486,885	Issuance of units	26,385	$274,181
Redemptions of units	10,538	119,997	Redemptions of units	2,673	27,934
Net Increase	32,854	$ 366,888	Net Increase	23,712	$246,247

	For the period(a) March 4 through December 31, 1999			For the period(a) March 2 through December 31, 1999	
	Units	Amount		Units	Amount
JPVF World Growth			JPVF Growth		
Issuance of units	16,232	$ 190,731	Issuance of units	67,372	$789,946
Redemptions of units	3,280	39,228	Redemptions of units	6,195	74,486
Net Increase	12,952	$ 151,503	Net Increase	61,177	$715,460

	For the period(a) May 13 through December 31, 1999			For the period(a) April 19 through December 31, 1999	
	Units	Amount		Units	Amount
JPVF Global Hard Assets			JPVF Growth & Income		
Issuance of units	2,701	$ 26,228	Issuance of units	39,200	$396,925
Redemptions of units	88	839	Redemptions of units	5,227	51,933
Net Increase	2,613	$ 25,389	Net Increase	33,973	$344,992

	For the period(a) February 23 through December 31, 1999			For the period(a) March 1 through December 31, 1999	
	Units	Amount		Units	Amount
JPVF Emerging Growth			JPVF Balanced		
Issuance of units	78,062	$ 881,392	Issuance of units	34,910	$384,740
Redemptions of units	10,944	124,568	Redemptions of units	3,911	43,128
Net Increase	67,118	$ 756,824	Net Increase	30,999	$341,612

	For the period(a) February 23 through December 31, 1999			For the period(a) April 21 through December 31, 1999	
	Units	Amount		Units	Amount
JPVF Capital Growth			JPVF High Yield Bond		
Issuance of units	291,053	$3,145,012	Issuance of units	11,839	$114,809
Redemptions of units	46,899	516,640	Redemptions of units	1,843	17,797
Net Increase	244,154	$2,628,372	Net Increase	9,996	$ 97,012

(a) Commencement of operations

NOTES TO FINANCIAL STATEMENTS (Continued)

JPF SEPARATE ACCOUNT C
December 31, 1999

NOTE F—CONTRACTHOLDER TRANSACTIONS (Continued)

	For the period(a) April 21 through December 31, 1999	
	Units	Amount
JPVF Money Market		
Issuance of units	417,930	$4,211,484
Redemptions of units	264,877	2,672,579
Net Increase	153,053	$1,538,905

	For the period(a) April 21 through December 31, 1999	
	Units	Amount
MFS Research Series		
Issuance of units	28,233	$289,879
Redemptions of units	5,716	59,625
Net Increase	22,517	$230,254

	For the period(a) April 21 through December 31, 1999	
	Units	Amount
Fidelity VIP II Contrafund		
Issuance of units	140,836	$1,473,147
Redemptions of units	19,982	209,274
Net Increase	120,854	$1,263,873

	For the period(a) March 2 through December 31, 1999	
	Units	Amount
MFS Utilities		
Issuance of units	44,908	$511,755
Redemptions of units	9,820	114,520
Net Increase	35,088	$397,235

	For the period(a) March 1 through December 31, 1999	
	Units	Amount
Fidelity VIP Equity Income		
Issuance of units	83,761	$ 906,940
Redemptions of units	27,820	300,121
Net Increase	55,941	$ 606,819

	For the period(a) March 2 through December 31, 1999	
	Units	Amount
Oppenheimer Bond		
Issuance of units	30,616	$304,650
Redemptions of units	5,594	55,607
Net Increase	25,022	$249,043

	For the period(a) February 23 through December 31, 1999	
	Units	Amount
Fidelity VIP Growth		
Issuance of units	181,537	$1,965,879
Redemptions of units	28,149	312,159
Net Increase	153,388	$1,653,720

	For the period(a) March 2 through December 31, 1999	
	Units	Amount
Oppenheimer Strategic Bond		
Issuance of units	7,112	$ 69,880
Redemptions of units	1,086	10,690
Net Increase	6,026	$ 59,190

	For the period(a) April 21 through December 31, 1999	
	Units	Amount
Fidelity VIP II Index 500		
Issuance of units	380,299	$4,020,009
Redemptions of units	81,161	873,839
Net Increase	299,138	$3,146,170

	For the period(a) March 2 through December 31, 1999	
	Units	Amount
Templeton International		
Issuance of units	42,112	$477,580
Redemptions of units	3,745	43,200
Net Increase	38,367	$434,380

(a) Commencement of operations

JPF SEPARATE ACCOUNT C
December 31, 1999

NOTE F—CONTRACTHOLDER TRANSACTIONS (Continued)

	Year Ended December 31,					
	1999		1998		1997	
	Units	Amount	Units	Amount	Units	Amount
JPM Bond Division						
Issuance of units	65,610	$ 889,597	20,177	$ 267,002	333,164	$3,936,415
Redemptions of units	61,302	827,750	13,892	183,601	7,769	95,180
Net Increase	4,308	$ 61,847	6,285	$ 83,401	325,395	$3,841,235
JPM Equity Division						
Issuance of units	58,484	$1,602,906	57,919	$1,262,450	248,888	$4,443,329
Redemptions of units	7,984	213,553	14,721	303,482	76,883	1,512,650
Net Increase	50,500	$1,389,353	43,198	$ 958,968	172,005	$2,930,679
JPM Small Company Division						
Issuance of units	24,186	$ 482,201	32,795	$ 639,061	169,487	$2,966,326
Redemptions of units	11,113	220,211	20,659	332,296	65,988	1,290,200
Net Increase	13,073	$ 261,990	12,136	$ 306,765	103,499	$1,676,126
JPM International Equity Division						
Issuance of units	69,916	$1,157,396	31,575	$ 434,702	233,614	$2,947,905
Redemptions of units	10,178	162,034	23,925	308,544	70,489	901,191
Net Increase	59,738	$ 995,362	7,650	$ 126,158	163,125	$2,046,714